Exhibit 99.1

PENGROWTH ENERGY CORPORATION

NOTICE OF ANNUAL MEETING

- AND -

MANAGEMENT INFORMATION CIRCULAR

For the Annual Meeting of Shareholders
to be held on Thursday, May 5, 2011

March 8, 2011

PENGROWTH ENERGY CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, MAY 5, 2011

To Our Shareholders:

The annual meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Pengrowth Energy Corporation (the “Corporation”) will be held at 3:00 p.m. (Calgary time) on Thursday, May 5, 2011 in the Eau Claire Market Cinemas, 200 Barclay Parade S.W., Calgary, Alberta, Canada, for the following purposes:

1.                                  to receive and consider the consolidated audited financial statements of the Corporation for the year ended December 31, 2010 and the auditors’ report thereon;

2.                                 to appoint auditors of the Corporation for the ensuing year and to authorize the board of directors (the “Board”) of the Corporation to fix their remuneration;

3.                                  to elect the directors of the Corporation for the ensuing year; and

4.                                  to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Corporation, dated March 8, 2011 (the “Circular”).

A Shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. A proxyholder need not be a Shareholder. If a Shareholder receives more than one proxy form because such Shareholder owns Common Shares registered in different names or addresses, each proxy form should be completed and returned.

The Board has fixed March 21, 2011 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta this 8th day of March, 2011.

By order of the Board of Directors of Pengrowth Energy Corporation.

(signed) “Derek W. Evans”
President and Chief Executive Officer

TABLE OF CONTENTS

GENERAL INFORMATION	1

VOTING INFORMATION: QUESTIONS AND ANSWERS	1

MATTERS TO BE ACTED UPON AT THE MEETING	3

COMPENSATION COMMITTEE REPORT	9

STATEMENT OF EXECUTIVE COMPENSATION	15

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT	37

AUDIT AND RISK COMMITTEE REPORT	38

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	39

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	39

ADDITIONAL INFORMATION	39

APPENDIX 1 - STATEMENT OF CORPORATE GOVERNANCE PRACTICES	40

PENGROWTH ENERGY CORPORATION
MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This management information circular (the “Circular”) is provided to holders (“Shareholders”) of common shares (“Common Shares”) of Pengrowth Energy Corporation (the “Corporation”) in connection with the solicitation of voting proxies by the management of the Corporation for use at the annual meeting (the “Meeting”) of Shareholders to be held at 3:00 p.m. (Calgary time) on Thursday, May 5, 2011 in the Eau Claire Market Cinemas, 200 Barclay Parade S.W., Calgary, Alberta, Canada, or at any adjournments to the Meeting.

The terms “we”, “us”, “our” or “Pengrowth” refer to the Corporation on a consolidated basis and include all of the Corporation’s directly or indirectly held wholly-owned subsidiaries as well as our predecessors, Pengrowth Corporation, Pengrowth Energy Corporation and Pengrowth Energy Trust.

DATE OF INFORMATION

Unless otherwise noted, information contained in this Circular is given as of March 8, 2011.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

On December 31, 2010, all former holders of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) exchanged their trust units for Common Shares of the Corporation on a one for one (1:1) basis. At the same time, all former holders of exchangeable shares of Pengrowth Corporation received 1.02308 Common Shares for each exchangeable share held, all pursuant to a plan of arrangement (the “Conversion Arrangement”). On January 1, 2011, the Corporation completed an amalgamation with 1552168 Alberta Ltd., Monterey Exploration Ltd. (“Monterey”) and Pengrowth Corporation pursuant to the Conversion Arrangement and the Conversion Arrangement was completed. The Corporation was originally incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on October 4, 2010 as 1562803 Alberta Ltd. 1562803 Alberta Ltd. changed its name to Pengrowth Energy Corporation on December 2, 2010.

The Corporation is authorized to issue an unlimited number of Common Shares and up to 10,000,000 preferred shares. At the close of business on March 8, 2011, there were 326,441,365 Common Shares outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of March 8, 2011, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

CURRENCY AND EXCHANGE RATE

All monetary figures are stated in Canadian currency, except as noted. On December 31, 2010, the reported noon exchange rate quoted by the Bank of Canada for Cdn.$1.00 was U.S.$0.9946.

VOTING INFORMATION: QUESTIONS AND ANSWERS

Your vote is very important to us. This section of the Circular provides you with information on how to vote your Common Shares. If you still have questions or concerns after reviewing this section, please contact our transfer agent and registrar, Computershare Trust Company of Canada (“Computershare”), at:

North America:	(800) 564-6253

Other locations:	(514) 982-7555

Proxies are being solicited primarily by mail, but may also be solicited by e-mail, facsimile, telephone or oral communication by the directors, officers and employees of the Corporation, at no additional compensation. The Corporation has not retained a proxy solicitation agent at the date hereof. If the Corporation determines to retain a proxy solicitation agent, the Corporation will pay a fee to such agent in accordance with industry practice and will reimburse such agent for its reasonable expenses.

MEETING PROCEDURE

AM I ENTITLED TO VOTE?

You are entitled to vote if you held Common Shares at the close of business on March 21, 2011 (the “Record Date”), unless a Shareholder has transferred Common Shares to you subsequent to that date and you, not less than 10 days before the Meeting, establish ownership of the Common Shares and request Computershare that your name be included in the list of Shareholders entitled to vote at the Meeting. Each Common Share is entitled to one vote at the Meeting or at any adjournment of the Meeting.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	1

WHAT AM I VOTING ON?

You are voting on the following items of business that will be presented at the Meeting:

1.                                      the appointment of auditors;

2.                                      the election of the directors of the Corporation (“Directors”); and

3.                                      any other business that may properly come before the Meeting or any adjournment of the Meeting.

HOW WILL MY COMMON SHARES BE VOTED?

You can indicate on the attached instrument of proxy or voting instruction form how you want your proxyholder to vote your Common Shares or you can let your proxyholder decide for you. If neither you nor your proxyholder provides specific instructions, your Common Shares will be voted in favour of all items of business presented by management of the Corporation at the Meeting.

WHAT IF THERE ARE AMENDMENTS TO THESE MATTERS OR OTHER MATTERS BROUGHT BEFORE THE MEETING?

If you plan to vote your Common Shares in person, you have the authority to vote on the matters discussed during the Meeting as you choose. If you are not attending the Meeting, the person you appoint as proxy on your behalf will have the discretion to vote on any amendments or variations to the matters of business to be addressed at the Meeting and with respect to other matters that may properly come before the Meeting.

At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

WHO COUNTS THE VOTES?

Votes are counted by Computershare in its capacity as transfer agent and registrar of the Corporation.

REGISTERED SHAREHOLDERS

You are a registered Shareholder if your Common Shares are held directly in your own name through the direct registration system or a Common Share certificate. Otherwise, you are a beneficial Shareholder and should refer to page three for details of voting at the Meeting.

HOW CAN I VOTE IF I AM A REGISTERED SHAREHOLDER?

If you are a registered Shareholder, you may vote either in person at the Meeting or by completing and returning the enclosed instrument of proxy in accordance with the directions provided on it or by voting using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683).

WHAT IF I WANT TO ATTEND THE MEETING AND VOTE IN PERSON?

If you are a registered Shareholder and plan to attend the Meeting and vote your Common Shares in person, do not complete or return the enclosed instrument of proxy. Your vote will be taken and counted at the Meeting. Please register with Computershare when you arrive. If you are a beneficial Shareholder, you should refer to page three for instructions on how to vote in person at the Meeting.

HOW CAN I VOTE BY PROXY?

The attached instrument of proxy appoints Derek W. Evans or John B. Zaozirny, who are Directors, to be your proxyholders. Should you choose to vote by proxy, please sign and return the completed instrument of proxy as indicated below. Alternatively, you may vote through the website as directed on the instrument of proxy or by calling the toll-free number located on the instrument of proxy.

Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans and Zaozirny to attend and vote as your proxyholder. You can use the enclosed instrument of proxy or another appropriate form of proxy to appoint your proxyholder by inserting their name in the space indicated on your proxy form. Your proxyholder does not need to be a Shareholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

WHAT DO I DO WITH MY COMPLETED PROXY?

Once you have completed and signed the instrument of proxy, you should mail it to, or deposit it with, the Corporate Secretary of the Corporation in care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. This will ensure your vote is recorded. If you have completed your vote by proxy over the Internet or by telephone then there is nothing further you need to do, unless you decide to revoke your proxy, as discussed below.

WHAT IF I CHANGE MY MIND AND WANT TO REVOKE MY PROXY?

You may revoke your proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering the written statement to either: (i) Computershare Trust Company of Canada, 100 University Avenue,

2	MANAGEMENT INFORMATION CIRCULAR

9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting.

You can also revoke your proxy by attending the Meeting and voting your Common Shares in person or by any other manner permitted by law.

BENEFICIAL SHAREHOLDERS

You are a beneficial Shareholder if your Common Shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other intermediary.

HOW CAN I VOTE IF I AM A BENEFICIAL SHAREHOLDER?

If you are a beneficial Shareholder, you may only vote by completing and returning the enclosed voting instruction form in accordance with the directions provided on it.

WHAT IF I WANT TO ATTEND THE MEETING AND VOTE IN PERSON?

If you are a beneficial Shareholder and plan to attend the Meeting and vote your Common Shares in person, insert your own name in the space provided on the enclosed voting instruction form and return the form in accordance with the directions provided on it. Your vote will be taken and counted at the Meeting so do not complete the voting instructions on the form. Please register with Computershare when you arrive.

HOW CAN I VOTE BY PROXY?

The attached voting instruction form appoints Derek W. Evans or John B. Zaozirny, who are Directors, to be your proxyholders. Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans and Zaozirny to attend and vote as your proxyholder. You can use the enclosed voting instruction form to appoint your proxyholder by inserting their name in the space indicated on such form. Your proxyholder does not need to be a Shareholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

WHAT DO I DO WITH MY COMPLETED VOTING INSTRUCTION FORM?

Once completed, you should return it in the envelope provided or fax to one of the numbers provided in the voting instruction form in accordance with the instructions provided on such form. This will ensure your vote is recorded.

WHAT IF I CHANGE MY MIND AND WANT TO REVOKE MY INSTRUCTIONS?

In order to revoke instructions previously provided, you should follow the procedures provided by your nominee on the voting instruction form.

MATTERS TO BE ACTED UPON AT THE MEETING

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth elsewhere in this Circular, no (i) person who has been a Director or executive officer of the Corporation at any time since January 1, 2010; (ii) proposed nominee for election as a Director; or (iii) associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the following matters to be acted upon at the Meeting, other than the election of Directors (as described under the heading “Matter #3 – Election of Directors”.

MATTER #1 – RECEIVING AND CONSIDERING FINANCIAL STATEMENTS

The board of directors of the Corporation (the “Board”) will place before the Meeting the consolidated annual financial statements of the Corporation and the auditors’ report thereon for the financial year ended December 31, 2010 (the “Financial Statements”). The Financial Statements, together with the accompanying Management Discussion & Analysis for the year ended December 31, 2010, are available on the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and can be accessed at and on the Electronic Data-Gathering, Analysis and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Shareholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

MATTER #2 – APPOINTMENT OF AUDITORS

KPMG LLP, Chartered Accountants (“KPMG”) were appointed as our auditors on incorporation and have been the auditors of our predecessor, Pengrowth Corporation, since 1988. Under the Canadian Securities Administrators’ National Instrument 52-108 Auditor Oversight, KPMG is a participating audit firm with the Canadian Public Accountability Board. KPMG has also confirmed to the Board and the Audit and Risk Committee of the Board (the “Audit and Risk Committee”) its status as independent within the meaning of applicable Canadian and U.S. rules. The Board, on recommendation from the Audit and Risk Committee, recommends the

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	3

re-appointment of KPMG as auditors. For details concerning fees paid to KPMG by the Corporation and for details concerning the Audit and Risk Committee, see page 56 of the Corporation’s Annual Information Form for the year ended December 31, 2010, which is dated March 8, 2011 and available on SEDAR at www.sedar.com, or page 67 of the Corporation’s Form 40-F for the year ended December 31, 2010, which is dated March 8, 2011 and available on EDGAR at www.sec.gov.

In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the ordinary resolution appointing KPMG as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.

MATTER #3 – ELECTION OF DIRECTORS

The Board, by resolution dated March 8, 2011, has established the size of the Board to be elected at the Meeting at eight (8) directors. At the Meeting, Shareholders will be asked to pass an ordinary resolution electing Thomas A. Cumming, Derek W. Evans, Wayne K. Foo, James D. McFarland, Michael S. Parrett, A. Terence Poole, D. Michael G. Stewart and John B. Zaozirny as Directors. Each elected Director will hold office until the close of the next annual meeting of Shareholders or until his successor is duly elected or appointed.

The resolution electing the Directors must be passed by a majority of the votes cast on this matter by Shareholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the ordinary resolution electing the nominees set out below.

The attached instrument of proxy permits Shareholders to: (i) vote “for” all Directors; or (ii) vote “for” or “withhold” their vote for each Director nominee. The Board has adopted a majority voting policy stipulating that in the event that a Director nominee is elected but receives less than 50% of the votes cast at the meeting appointing directors, the Board shall consider the circumstances of such vote, the particular attributes of the Director nominee including his or her knowledge, experience and contribution at Board meetings and make whatever determination the Board deems appropriate, including without limitation, requesting such Director to resign at an appropriate time and advise Shareholders of the Board’s decision in that regard. The policy does not apply in circumstances involving contested director elections. Shareholders should note that, as a result of the majority voting policy, a “withhold” vote is effectively a vote against a Director nominee in an uncontested election.

The following pages set out information for each of the persons proposed to be nominated for election as a Director.

Derek W. Evans, Director, President and Chief Executive Officer, Calgary, Alberta, Canada
Age: 54 Director since 2009(1) Not Independent

Derek Evans is the President and Chief Executive Officer of the Corporation. He was appointed as the President and Chief Operating Officer and as a director of Pengrowth Corporation on May 25, 2009. On September 13, 2009, Mr. Evans was appointed as President and Chief Executive Officer of Pengrowth Corporation. Mr. Evans previously served as President, Chief Executive Officer and director of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 26 years of experience in the energy sector in western Canada, having spent the majority of his career with Renaissance Energy Limited in a variety of operational and management positions the last being Senior Vice President of Operations.

Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in the Province of Alberta.

At present, Mr. Evans serves as a director of Franco-Nevada Corporation, a Toronto Stock Exchange listed issuer, as well as a private oil and gas company, and one not-for-profit organization. He is also a member of the Institute of Corporate Directors.

Securities Held(2)
Common Shares	DEUs, PSUs and RSUs	Total of Common Shares, DEUs, PSUs and RSUs	Market Value of Common Shares, DEUs, PSUs and RSUs(3)	Common Share Rights (Vested/Total)	Percentage of Minimum Ownership Guideline(4)
167,501	140,628	308,129	$3,937,889	126,062/189,093	451%
Board and Committee Positions and Memberships*				2010 Attendance
Board of Directors				14/14	100%
Audit and Risk Committee				4/4	100%
Corporate Governance and Nominating Committee				4/4	100%
Compensation Committee				6/6	100%
Reserves, Operations and Environmental, Health and Safety Committee				4/4	100%

*Although not a member of any committee, Mr. Evans was requested, by the respective Chair of each committee, to attend the meetings of such committees. At each such meeting, the members of the committee, all of whom are independent also met without Mr. Evans.

4	MANAGEMENT INFORMATION CIRCULAR

John B. Zaozirny, Q.C., Chairman, Calgary, Alberta, Canada
Age: 63 Director since 1988(1) Independent

Mr. Zaozirny is Vice-Chairman of Canaccord Genuity Corporation. He is also a director of Bankers Petroleum Ltd., Canadian Oil Sands Limited, Coastal Energy Company, Computer Modelling Group Ltd., Estrella International Energy Services Ltd., Pacific Rubiales Energy Corp., Petroamerica Oil Corp., Provident Energy Ltd. and TerraVest Income Fund. He is a Governor of the Business Council of British Columbia and recently retired as a member of The Law Societies of Alberta and British Columbia.  Mr. Zaozirny was Counsel to the law firm of McCarthy Tétrault LLP from 1987 to 2008 and was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.

Mr. Zaozirny holds an LLB from the University of British Columbia, an LLM from London School of Economics and Political Science and a Bachelor of Commerce degree from the University of Calgary.

He has experience in the areas of oil and gas, capital markets, corporate governance and government relations.

The Board has considered Mr. Zaozirny’s participation as a director on a number of other public company boards and has determined that Mr. Zaozirny’s additional public board memberships will not impair his ability to devote the time and attention to the Board required in order for Mr. Zaozirny to properly discharge his duties nor his ability to act effectively and in the best interests of the Corporation. In making such a determination, the Board has also considered Mr. Zaozirny’s meeting attendance, his skills and experience.

Securities Held(2)
Common Shares	DEUs and DSUs	Total of Common Shares, DEUs and DSUs	Market Value of Common Shares, DEUs and DSUs(3)	Common Share Rights (Vested/Total)	Percentage of Minimum Ownership Requirement(4)
35,100	66,864	101,964	$1,303,100	-	223%
Board and Committee Positions and Memberships				2010 Attendance
Board of Directors (Chairman)				14/14	100%
Corporate Governance and Nominating Committee (Chairman)				4/4	100%
Compensation Committee				6/6	100%

Thomas A. Cumming, Director, Calgary, Alberta, Canada
Age: 73 Director since 2000(1) Independent

Thomas Cumming held the position of President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally.

Mr. Cumming is currently Chairman of Alberta’s Electricity Balancing Pool. He is also a past President of the Calgary Chamber of Commerce. Mr. Cumming received his Bachelor of Applied Science in Engineering and Business at the University of Toronto and holds life membership in the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA).

Securities Held(2)
Common Shares	DEUs and DSUs	Total of Common Shares, DEUs and DSUs	Market Value of Common Shares, DEUs and DSUs(3)	Common Share Rights (Vested/Total)	Percentage of Minimum Ownership Requirement(4)
8,678	33,163	41,841	$534,728	- / -	162%
Board and Committee Positions and Memberships				2010 Attendance
Board of Directors				14/14	100%
Audit and Risk Committee				4/4	100%
Compensation Committee				6/6	100%
Reserves, Operations and Environmental, Health and Safety Committee				4/4	100%

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	5

Wayne K. Foo, Director, Calgary, Alberta, Canada
Age: 54 Director since 2006(1) Independent

Wayne Foo is a geologist with extensive oil and gas industry experience. He received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Masters of Science in Geology from Queen’s University in 1979.

Mr. Foo has had a varied 27-year career in the energy sector, including: exploration and production management with Chevron Corporation; President, Chief Operating Officer and Vice President of Archer Resources Ltd.; and President and Chief Executive Officer of Dominion Energy Canada Ltd.

At present, Mr. Foo is President, Chief Executive Officer and a director of Parex Resources Inc., a Toronto Stock Exchange listed issuer. He is also a member of the Institute of Corporate Directors.

Securities Held(2)
Common Shares	DEUs and DSUs	Total of Common Shares, DEUs and DSUs	Market Value of Common Shares, DEUs and DSUs(3)	Common Share Rights (Vested/Total)	Percentage of Minimum Ownership Requirement(4)
5,273	31,621	36,894	$471,505	7,500/7,500	143%
Board and Committee Positions and Memberships				2010 Attendance
Board of Directors				14/14	100%
Reserves, Operations and Environmental, Health and Safety Committee (Chairman)				4/4	100%
Corporate Governance and Nominating Committee				4/4	100%

James D. McFarland, Director, Calgary, Alberta, Canada
Age: 64 Director since 2010(1) Independent

James D. McFarland has more than 38 years of experience in the oil and gas industry. He presently serves as President, Chief Executive Officer, director and co-founder of Valeura Energy Inc., a Toronto Stock Exchange listed issuer. Prior to this position, he served as President, Chief Executive Officer, director and co-founder of Verenex Energy Inc. which was sold to the Libyan Investment Authority in December 2009. He has served in senior executive roles as Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23-year career with Imperial Oil Limited and other Exxon affiliates in Canada, the United States and western Europe.

Mr. McFarland is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Society of Petroleum Engineers International, the Program Committee of the World Petroleum Council and the Institute of Corporate Directors. Mr. McFarland received a Bachelor of Science in Chemical Engineering from Queen’s University and a Master of Science in Petroleum Engineering from the University of Alberta and completed the Executive Development Program at Cornell University. In 2003, he was awarded the Australian Centenary Medal for outstanding service through business and commerce. At present, Mr. McFarland serves as a director of MEG Energy Corp., a Toronto Stock Exchange listed issuer.

Securities Held(2)
Common Shares	DEUs and DSUs	Total of Common Shares, DEUs and DSUs	Market Value of Common Shares, DEUs and DSUs(3)	Common Share Rights (Vested/Total)	Percentage of Minimum Ownership Requirement(4)
15,791	10,205	25,996	$332,229	- / -	101%
Board and Committee Positions and Memberships				2010 Attendance
Board of Directors				13/14	93%
Audit and Risk Committee				4/4	100%
Reserves, Operations and Environmental, Health and Safety Committee				4/4	100%

6	MANAGEMENT INFORMATION CIRCULAR

Michael S. Parrett, Director, Aurora, Ontario, Canada
Age: 59 Director since 2004(1) Independent

Michael Parrett received his Bachelor of Arts (Economics) from York University in 1973 and holds a Chartered Accountant designation. He has acted as an independent consultant, having provided advisory service to various companies in Canada and the United States.

Mr. Parrett is a director of Stillwater Mining Company, a NYSE listed company and until June 2010, was Chairman of Gabriel Resources Limited. Mr. Parrett is a former member of the board of Fording Inc. and a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and, prior to that, Chief Financial Officer of Rio Algom and Falconbridge Limited.

Securities Held(2)
Common Shares	DEUs and DSUs	Total of Common Shares, DEUs and DSUs	Market Value of Common Shares, DEUs and DSUs(3)	Common Share Rights (Vested/Total)	Percentage of Minimum Ownership Requirement(4)
4,000	37,491	41,491	$530,255	- / -	161%
Board and Committee Positions and Memberships				2010 Attendance
Board of Directors				14/14	100%
Compensation Committee				6/6	100%
Audit and Risk Committee				4/4	100%
Corporate Governance and Nominating Committee (Chairman)				4/4	100%

A. Terence Poole, Director, Calgary, Alberta, Canada
Age: 68 Director since 2005(1) Independent

Terry Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation. Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to the Corporation.

Mr. Poole retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice President, Corporate Strategy and Development.

Mr. Poole currently serves on the board of directors of Methanex Corporation.

Securities Held(2)
Common Shares	DEUs and DSUs	Total of Common Shares, DEUs and DSUs	Market Value of Common Shares, DEUs and DSUs(3)	Common Share Rights (Vested/Total)	Percentage of Minimum Ownership Requirement(4)
50,000	33,163	83,163	$1,062,823	-/-	322%
Board and Committee Positions and Memberships				2010 Attendance
Board of Directors				13/14	93%
Audit and Risk Committee (Chairman)				4/4	100%
Corporate Governance and Nominating Committee				4/4	100%

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	7

D. Michael G. Stewart, Director, Calgary, Alberta, Canada
Age: 59 Director since 2006(1) Independent

Michael Stewart is a corporate director and currently serves on the boards of directors and various board committees of TransCanada Corporation, Canadian Energy Services & Technology Corp., C&C Energia Ltd. and Northpoint Energy Ltd. (private). He has held a variety of senior executive positions in the Canadian energy industry over the past 38 years, the most recent being Executive Vice President, Business Development of Westcoast Energy Inc. (energy infrastructure, services and utilities; 1998 – 2002).

Mr. Stewart graduated from Queen’s University, Kingston Ontario in 1973 with a B.Sc. (First Class Honours) in Geological Sciences. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta (non-practicing).

Securities Held(2)
Common Shares	DEUs and DSUs	Total of Common Shares, DEUs and DSUs	Market Value of Common Shares, DEUs and DSUs(3)	Common Share Rights (Vested/Total)	Percentage of Minimum Ownership Requirement(4)
23,005	33,624	56,629	$723,719	- / -	219%
Board and Committee Positions and Memberships				2010 Attendance
Board of Directors				14/14	100%
Compensation Committee (Chairman)				6/6	100%
Reserves, Operations and Environmental, Health and Safety Committee				4/4	100%

Notes:

(1)       The periods of service of each Director on the Board and its committees include service as a Director or committee member of Pengrowth Corporation, the administrator of the Trust prior to the Conversion Arrangement and a predecessor of the Corporation.

(2)        All information relating to securities held, not being known to the Corporation, has been provided by the respective nominees to the Board. Information is current as at March 8, 2011 and includes Common Shares issued on the reinvestment of dividends prior to December 31, 2010.

(3)         Market Value of Common Shares, DEUs, DSUs, RSUs and PSUs has been calculated by multiplying the number of Common Shares, DEUs, DSUs, RSUs and PSUs held by $12.78 which was the closing price of the Common Shares on the TSX on December 31, 2010 and assuming the 100% vesting and performance of DEUs, RSUs and PSUs held by Derek Evans. All DEUs and DSUs held by the non-executive Directors vest immediately upon issuance and are exercisable only when a Director ceases to be a Director for any reason.

(4)        The Corporation’s minimum share ownership requirements for Directors is share and share equivalent ownership equal to three times a Director’s base retainer (presently $30,000 ($75,000 for the Chair)) and DSU entitlement (presently $80,000 ($120,000 for the Chair)). Percentages are based on a December 31, 2010 closing price of $12.78 per share. The minimum share ownership guideline for Mr. Evans, the President and Chief Executive Officer of the Corporation, is three times his base salary.

None of the proposed Directors is, or has been in the last ten years, a director, Chief Executive Officer or Chief Financial Officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting in that capacity; (ii) was subject to such an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

Except as disclosed in the following paragraph, none of the proposed Directors is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

James D. McFarland was the Managing Director and a director of Southern Pacific Petroleum NL (“SPP”), which was listed on the Australian Stock Exchange. In December 2003, a secured creditor of SPP appointed a receiver-manager. Mr. McFarland ceased being a director and the Managing Director of SPP in February 2004.

None of the proposed Directors has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

The Board and management believe the nominees are well qualified to serve as Directors, and all nominees have confirmed their eligibility and willingness to serve. We know of no reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the Meeting, the Directors named in the proxy will vote for a substitute if the Board chooses one.

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COMPENSATION COMMITTEE REPORT

EXECUTIVE COMPENSATION

Pengrowth’s approach to compensation matters including the compensation paid to its senior executive team is summarized here, and is included with the prescribed disclosure contained in the Compensation Discussion & Analysis (“CD&A”).

The senior executive team at Pengrowth is comprised of the following members:

o	Derek W. Evans	President and Chief Executive Officer

o	Gillian I. Basford	Vice President, Human Resources

o	Douglas C. Bowles	Vice President and Controller

o	James E.A. Causgrove	Vice President, Production and Operations

o	William G. Christensen	Vice President, Strategic Planning and Reservoir Exploitation

o	Brent D. Defosse	Vice President, Drilling and Completions

o	Stephen J. De Maio	Vice President, In-Situ Oil Development and Operations

o	D. Dean Evans	Treasurer

o	Andrew D. Grasby	Vice President, General Counsel and Corporate Secretary

o	James G. MacDonald	Director of East Coast Operations

o	Robert W. Rosine	Executive Vice President, Business Development

o	Diane J. Shirra	Vice President, Montney Gas Development

o	Christopher G. Webster	Chief Financial Officer

Messrs. Evans, Webster, Rosine, Causgrove and De Maio were the five highest paid employees in 2010 and are the Named Executive Officers (“NEOs”) in the CD&A.

OVERSIGHT AND GOVERNANCE FOR COMPENSATION MATTERS

The Compensation Committee of the Board (the “Compensation Committee”) assists the Board in overseeing:

•                   the design and administration of key compensation and human resource policies;

•                   the design and administration of short term and long term incentive compensation programs; and

•                   the review of senior executive compensation matters including the compensation of the Chief Executive Officer (the “CEO”).

The Compensation Committee reports to the Board and operates under approved terms of reference, a copy of which is available on our website at www.pengrowth.com.  The Compensation Committee has been delegated the authority to approve certain human resource and compensation matters, and reviews and recommends the following for approval by the Board:

•                   the base salary, short term and long term incentive awards for the senior executive team; and

•                   the employment agreement, base salary and the short term and long term incentive awards for the CEO.

The Compensation Committee is comprised of D. Michael G. Stewart (Chair), Thomas A. Cumming, Michael S. Parrett and John B. Zaozirny.  Each is an independent member of the Board and is knowledgeable about compensation design and administration.  There were no changes to the composition of the Compensation Committee during the year ended December 31, 2010 other than Mr. Stewart succeeding Mr. Parrett as Chair of Compensation Committee in May 2010.

The Compensation Committee has been very active over the past two years in overseeing the re-design of Pengrowth’s executive compensation program.  This redesign has been necessitated by:

•                 the termination of the Management Agreement between Pengrowth Corporation and Pengrowth Management Limited effective June 30, 2009, which resulted in the founder of Pengrowth Corporation, James Kinnear, being appointed and compensated as CEO in an employee capacity under an executive employment agreement until his retirement in September 2009;

•                   the appointment of Derek Evans as President and CEO under an executive employment agreement in September 2009;

•                   the transition, beginning late in 2009, to a stronger emphasis on exploration and development; and

•                   the conversion from a trust to a sustainable dividend paying corporation effective January 1, 2011.

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During this two year period:

•                the Board has enhanced its oversight and governance of compensation matters through revised terms of reference for the Compensation Committee;

•                the Compensation Committee has adopted a detailed annual workplan and a regular meeting schedule (4 – 6 times per year) to discharge its responsibilities;

•                the Compensation Committee has engaged an independent consultant, Hugessen Consulting Inc. (“Hugessen”), to advise the Compensation Committee on certain executive compensation matters including the total direct compensation package for the CEO and emerging competitive and governance issues;

•                the Compensation Committee has adopted the compensation philosophy and objectives outlined below; and

•                the Compensation Committee has worked hard to improve executive compensation disclosure.

In addition to the independent consultant, the Compensation Committee relies upon information and advice provided by management, industry compensation surveys subscribed to by Pengrowth and publicly available executive compensation data.

COMPENSATION PHILOSOPHY AND OBJECTIVES

The objectives of Pengrowth’s executive compensation strategy are:

•                to attract, motivate and retain talented leadership to manage the operations and execute the strategic plan for Pengrowth;

•                to reward the senior executive team commensurate with Pengrowth’s success, the execution of the strategy and their personal achievements; and

•                to align the short and longer term compensation of employees with the interests of Shareholders.

Compensation for each member of the senior executive team is comprised of:  (i) a base salary; (ii) an annual cash-based short term incentive plan (“STIP”); (iii) a stock-based long term incentive plan (“LTIP”); (iv) a package of company-paid employee benefits standard to all Pengrowth employees; and (v) cash and non-cash perquisites such as parking and a car allowance. Details of these elements are described in the CD&A section titled “Statement of Executive Compensation”.

Pengrowth aims to set compensation for all employees (including senior executives) such that total direct compensation (i.e., base salary + STIP + LTIP) pays at:

•                the 50th percentile of the comparable total direct compensation of peer companies when Pengrowth and the individual each achieve target goals and expectations; and

•                at or above the 75th percentile of the comparable total direct compensation of peer companies when both Pengrowth and the individual significantly exceed target goals and expectations.

Pengrowth’s practice is that total compensation is based on a combination of individual and corporate performance, and achievement of success for Pengrowth on a short and long term basis.  Pengrowth’s compensation programs are structured to reward short term (annual) performance without compromising or risking long term Shareholder value. Pengrowth’s long term compensation program includes a combination of value received throughout vesting periods, dependent on both share value and meeting performance criteria each year.

All employees at Pengrowth have some portion of compensation at risk; that is, tied to both individual and corporate performance.  The proportion of total compensation dependent specifically on corporate performance increases as the level and scope of the employee’s responsibilities increase.

2010 AND 2011 DECISIONS ON COMPENSATION

The following compensation-related decisions and approvals were made by the Compensation Committee and the Board during 2010 and early 2011:

•               approved the original 2010 Corporate Scorecard for 2010 STIP corporate performance measurement purposes, later revised to reflect the Monterey acquisition;

•              in anticipation of Pengrowth’s conversion to a dividend paying corporation, adopted a revised LTIP which includes Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”);

•              revised the peer group of comparable organizations for executive compensation (the “Peer Group”) and, for consistency, approved the use of the same Peer Group for director compensation and LTIP purposes;

•               reviewed and approved the hiring or promotion and associated compensation and executive employment arrangements for:

•                  Executive Vice President, Business Development

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○      Vice President, Drilling and Completions

○      Vice President, General Counsel and Corporate Secretary

○      Vice President, Human Resources

○      Vice President, In-Situ Oil Development and Operations

○      Vice President, Montney Gas Development

•      approved a base salary budget increase of 1.46% for 2010 for Pengrowth and a base salary budget increase of 3.3% for 2011;

•      assessed the relative corporate performance under the 2008 Deferred Entitlement Unit (“DEU”) grant as below the threshold of Total Shareholder Return performance in relation to the relevant Peer Group and determined a zero payout and nil vesting of 2008 DEUs;

•      approved the 2011 Corporate Scorecard for 2011 STIP corporate performance targets and measurement indicators;

•      approved the 2011 CEO goals and objectives;

•      reviewed the results achieved under the 2010 Corporate Scorecard:

Each of the key performance factors below has quantitative and qualitative measures and targets which were recommended by the CEO and reviewed by the Compensation Committee and independent compensation consultant, then approved by the Board of Directors, early in 2010.

○      Safety and Environment – These key measures have had a great deal of focus applied in recent years and the results have improved significantly.  Results achieved were very strong for 2010, reaching the outstanding/stretch level of achievement.

○      People & Strategy - Significant achievement was accomplished in attracting qualified people to key executive roles, although full marks were not attained as some timeframes were achieved later in the year.  The strategy goal was partially met with the acquisition of Monterey.

○      Production - This goal was achieved below the target level, but above the threshold.

○      Finding & Development - The costs of finding and developing resources were managed well and goal achievement was slightly above the target level.

○      Costs - Both operating and general and administrative costs were effectively managed and achieved at the stretch level.

○      Integration of Monterey – This goal was achieved on a balance of objectives in the target timeline.

Each of the six equally weighted factors in the 2010 Corporate Scorecard has a threshold level of performance (pays out at 50% of target) which must be reached or exceeded for the factor to contribute to payout; a target level of performance which pays at the target level under the plan, and a stretch level of performance which pays out at two times target (maximum) for outstanding performance.  Performance above threshold is paid out at a graduated level in accordance with the results reached up to the maximum. Specific targets and results are not disclosed for competitive reasons.

2010 results for each of the factors exceeded the threshold; and ranged from slightly below target to the maximum level of performance.  The Compensation Committee, based on the results achieved and upon considering input from the CEO, assessed the overall 2010 Corporate Performance factor at the “target” level of achievement.

•      reviewed the CEO’s assessment of the individual performance of each of the members of the Pengrowth executive team, using the same performance management process that is used throughout Pengrowth.  Within this process, each individual’s performance is assigned a rating from 0 to 200% with a 100% rating reflecting competent performance where goals and behaviours are successfully achieved. Top performers are normally rated above 100% to a maximum of 200% while employees not meeting expectations or needing improvements are rated significantly below 100%. This Individual performance rating is used in determining base pay and for the individual component of STIP and LTIP;

•      reviewed the CEO’s 2010 STIP and LTIP award recommendations for each member of the executive team, excluding himself;

•      considered the CEO’s performance against his 2010 Goals & Objectives and concluded such were above target overall;

•      made recommendations to the Board for the 2010 STIP awards for the NEOs including the CEO. For additional detail on the 2010 STIP awards for the NEOs, please refer to “Statement of Executive Compensation - Summary Compensation Table”;

•      approved DSU grants to the independent Directors in the amount of $80,000 of DSUs for each Director and $120,000 for the Chair of the Board. The grant to the Chair of the Board represents 150% of the size of the grant to each of the other Directors. This is a reduction from the prior 200% grant level which reflects the anticipated decreased time requirement on the part of the Chair given the change to a conventional management structure and a conventional corporate structure;

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•      approved the aggregate amounts for 2010 corporate and individual STIP payout, 2011 LTIP awards and a special one time RSU grant for all employees below the executive level based on results achieved in 2010;

•      assessed the overall performance under the revised 2010 Corporate Scorecard at target level (100%) and approved the payout for 2010 performance under the STIP as follows:

	Value	% of Total

Total Pool	$9,678,000	100.0%

Senior Executive Team	$1,425,569	14.7%

NEOs	$946,191	9.8%

CEO	$392,000	4.1%

•      Approved and authorized 2011 LTIP awards:

	Value	% of Total

Total Pool	$15,547,313	100.0%

Senior Executive Team	$4,347,081	28.0%

NEOs	$2,735,129	17.6%

CEO	$1,045,000	6.7%

* 50% RSUs and 50% PSUs.

OUTCOMES, IMPLICATIONS AND ASSESSMENT

In order to better understand the outcomes and implications of the executive compensation decisions made by the Compensation Committee and the Board in 2010, below are the NEOs’ actual and projected total direct compensation data for the 2007 – 2010 period.

The methodology used and prescribed for CD&A disclosure can reflect values that may be significantly different than the actual values realized by an NEO in any given year.  The Compensation Committee presents the following illustrations of reported compensation and actual values realized for each year from 2007 – 2010.  The following should be read in conjunction with the full details and notes set out in the CD&A under “Compensation Determinations for the Named Executive Officers” and “Summary Compensation Table”. The values shown for Compensation and Equity Value Received do not include any amounts which reflect changes in the value of equity compensation from the time it was granted unless the equity award was exercised.

NEO COMPENSATION - REPORTED COMPENSATION VS. CASH COMPENSATION AND EQUITY VALUE RECEIVED

Derek Evans - President and Chief Executive Officer

Reported Compensation Information

Compensation Component	2007	2008	2009		2010

Base Salary	N/A	N/A	$230,729	(1)	$475,000

STIP	N/A	N/A	$188,570		$392,000

LTIP	N/A	N/A	$887,152		$931,000

Other Compensation	N/A	N/A	$64,203	(2)	$167,337	(2)

CD&A Compensation Reported	$0	$0	$1,370,654		$1,965,337

Compensation and Equity Value Received

Compensation Component	2007	2008	2009		2010

Base Salary	N/A	N/A	$230,729		$475,000

STIP	N/A	N/A	$188,570		$392,000

LTIP	N/A	N/A	N/A		N/A

Other Compensation	N/A	N/A	$27,687	(3)	$57,000	(3)

Actual Total Compensation + Realized LTIP	$0	$0	$446,986		$924,000

Actual Total Realized as % of Reported Compensation	N/A	N/A	32.61%		47.01%

Notes:

(1)  Mr. Evans commenced employment on May 25, 2009.

(2)  Includes the value of Employee Savings Plan and the value of additional DEUs in respect of notional distributions assuming 100% payout.

(3)  Represents the value of Employee Savings Plan (12% of Earnings).

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Christopher G. Webster - Chief Financial Officer

Reported Compensation Information

Compensation Component	2007		2008		2009		2010

Base Salary	$293,125		$310,000		$312,000		$318,666

STIP	$312,443		$310,000		$188,760		$200,000

LTIP	$445,805		$463,448		$468,000		$580,800

Other Compensation	$166,085	(1)	$88,962	(1)	$104,171	(1)	$115,936	(1)

CD&A Compensation Reported	$1,217,458		$1,172,410		$1,072,931		$1,215,402

Compensation and Equity Value Received

Compensation Component	2007		2008		2009		2010

Base Salary	$293,125		$310,000		$312,000		$318,666

STIP	$312,443		$310,000		$188,760		$200,000

LTIP	$190,347	(2)	$16,740	(3)

Value of Exercised Rights			$335,336	(4)

Value of DEUs on exercise			$243,925	(5)	$115,161	(6)	$98,056	(7)

Other Compensation	$90,478	(8)	$37,200	(9)	$37,440	(9)	$38,240	(9)

Actual Total Compensation + Realized LTIP	$886,393		$1,253,201		$653,361		$654,962

Actual Total Realized as % of Reported Compensation	72.81%		106.89%		60.89%		53.89%

Notes:

(1)  Includes the value of Employee Savings Plan and the value of additional DEUs in respect of notional distributions assuming 100% payout.

(2)  15,000 Trust Unit Rights granted in 2002 at $13.54, price reduced to $6.81 as per plan text and exercised in 2007 when the share price was at $19.50.

(3)  13,950 Options granted in 2001 at $17.48 and exercised in 2008 when the share price was at $18.68.

(4)  38,280 Trust Unit Rights granted in 2004 at $16.80, price reduced to $10.84 as per plan text and exercised in 2008 when the share price was at $19.60.

(5)  10,762 DEUs originally issued at $18.85 and performance factor of 120%. Also reflects the value of deemed reinvested dividends.

(6)  11,562 DEUs originally issued at $6.64 and performance factor of 150%. Also reflects the value of deemed reinvested dividends.

(7)  17,291 DEUs originally issued at $11.34 and performance factor of 50%. Also reflects the value of deemed reinvested dividends.

(8)  Represents the value of Employee Savings Plan (12% of Earnings) plus $55,303 retention payment.

(9)  Represents the value of Employee Savings Plan (12% of Earnings).

Robert W. Rosine - Executive Vice President, Business Development

Reported Compensation Information

Compensation Component	2007	2008	2009	2010

Base Salary	N/A	N/A	N/A	$263,333

STIP	N/A	N/A	N/A	$150,100

LTIP	N/A	N/A	N/A	$515,000

Other Compensation	N/A	N/A	N/A	$177,284	(1)

CD&A Direct Compensation Reported	$0	$0	$0	$1,105,717

Compensation and Equity Value Received

Compensation Component	2007	2008	2009	2010

Base Salary	N/A	N/A	N/A	$263,333

STIP	N/A	N/A	N/A	$150,100

Other Compensation	N/A	N/A	N/A	$70,828	(2)

Actual Total Compensation + Realized LTIP	$0	$0	$0	$484,261

Actual Total Realized as % of Reported Compensation	N/A	N/A	N/A	43.08%

Notes:

(1)  Includes the value of Employee Savings Plan and the value of additional DEUs in respect of notional distributions assuming 100% payout.

(2)  Represents the value of Employee Savings Plan (12% of Earnings) plus $39,228 vesting of signing bonus.

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James Causgrove - Vice President, Productions & Operations

Reported Compensation Information

Compensation Component	2007		2008		2009		2010

Base Salary	$254,099		$276,667		$280,000		$280,000

STIP	$228,064		$235,200		$128,800		$175,000

LTIP	$320,173		$375,992		$379,680		$363,860

Other Compensation	$172,687	(1)	$66,307	(1)	$85,653	(1)	$90,533	(1)

CD&A Compensation Reported	$975,023		$954,166		$874,133		$909,393

Compensation and Equity Value Received

Compensation Component	2007		2008		2009		2010

Base Salary	$254,099		$276,667		$280,000		$280,000

STIP	$228,064		$235,200		$128,800		$175,000

Value of DEU on exercise			$83,817	(2)	$41,648	(3)	$70,425	(4)

Other Compensation	$136,391	(5)	$77,428	(6)	$33,600	(7)	$33,600	(7)

Actual Total Compensation + Realized LTIP	$618,554		$673,112		$484,048		$559,025

Actual Total Realized as % of Reported Compensation	63.44%		70.54%		55.37%		61.47%

Notes:

(1)  Includes the value of Employee Savings Plan and the value of additional DEUs in respect of notional distributions assuming 100% payout.

(2)  4,445 DEUs originally issued at $18.85 and performance factor of 120%. Also reflects the value of deemed reinvested dividends.

(3)  6,272 DEUs originally issued at $6.64 and performance factor of 150%. Also reflects the value of deemed reinvested dividends.

(4)  6,209 DEUs originally issued at $11.34 and performance factor of 50%. Also reflects the value of deemed reinvested dividends.

(5)  Represents the value of Employee Savings Plan (12% of Earnings) plus $57,859 vesting of signing bonus and $48,040 retention payment.

(6)  Represents the value of Employee Savings Plan (12% of Earnings) plus $44,228 vesting of signing bonus.

(7)  Represents the value of Employee Savings Plan (12% of Earnings).

Stephen J. De Maio - Vice President, In-Situ Oil Development & Operations

Reported Compensation Information

Compensation Component	2007	2008	2009	2010

Base Salary	N/A	N/A	N/A	$80,935

STIP	N/A	N/A	N/A	$29,091

LTIP	N/A	N/A	N/A	$713,443

Other Compensation	N/A	N/A	N/A	$72,787	(1)

CD&A Direct Compensation Reported	$0	$0	$0	$896,256

Compensation and Equity Value Received

Compensation Component	2007	2008	2009	2010

Base Salary	N/A	N/A	N/A	$80,935

STIP	N/A	N/A	N/A	$29,091

Other Compensation	N/A	N/A	N/A	$9,712	(2)

Actual Total Compensation + Realized LTIP	$0	$0	$0	$119,738

Actual Total Realized as % of Reported Compensation	N/A	N/A	N/A	13.36%

Notes:

(1)  Includes the value of Employee Savings Plan and the value of additional DEUs in respect of notional distributions assuming 100% payout.

(2)  Represents the value of Employee Savings Plan (12% of Earnings).

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CONCLUSIONS

The Compensation Committee is of the opinion that Pengrowth’s executive compensation program is appropriately structured and balanced and is in line with key issues of interest to Shareholders and regulators.  In particular, we believe that we have designed a program where pay is tied to performance, where total pay is in line with our Peer Group and the pay mix reflects a good amount of pay at risk, and where the overall company risk profile is uncompromised by compensation structure. To elaborate:

•      Pay for Performance

The decisions taken by the Compensation Committee with respect the 2008 DEU grant (nil payout), the 2010 STIP (target payout) and 2010 CEO performance (above target) are consistent with the performance achieved against the respective corporate performance measures.

•      Total Pay

The Compensation Committee reviews on an annual basis, the compensation package of the senior executive team including the CEO against the Peer Group.  The most recent review was completed in February 2011.  The Compensation Committee’s independent consultant has estimated that the CEO’s current total direct compensation package is below market median (36th percentile) of the Peer Group for target corporate and individual performance and at the 70th percentile for exceptional corporate and individual performance.

•      Pay Mix

The proportion of each NEO’s compensation directly influenced (i.e. at risk) by corporate and individual performance is appropriate.  The more senior executives have the greatest proportion of pay at risk relative to the performance of Pengrowth as a whole, which is appropriate to their respective levels of influence.  For the CEO, base pay comprises just over one quarter of his target annual compensation; and 80% of his STIP and LTIP performance compensation is directly influenced by corporate results.  For the CFO, the portion of performance compensation directly driven by corporate results was 60% in 2010 and has been increased to 70% for 2011.  For Executive Vice Presidents, the corporate results component for STIP and LTIP performance compensation is 60%, and for Vice Presidents it is 50%.

The Compensation Committee is of the view that this type of pay mix encourages sustainable performance and enhances alignment with Shareholder interests.

•      Risk

While the senior executive team clearly has a large proportion of their compensation at risk, the quantum of the incentive compensation and the mix between STIP and LTIP is intended to discourage inappropriate risk taking.  The compensation structure and mix of short and long term rewards reinforces an appropriate level of risk taking behaviour and does not encourage sub-optimization or reward actions that could produce short term success at the cost of long term sustainable Shareholder results.  Importantly, all significant capital expenditures and financial matters are reviewed and approved by the Board.

The Compensation Committee and Board are confident the compensation program reflects Shareholders’ interests and that we have a plan that is sustainable and congruent with Pengrowth’s new corporate direction.

Submitted on behalf of the Compensation Committee of the Board of Directors

D.M.G. Stewart (Chair)

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS

This CD&A describes:

(i)	the significant elements of Pengrowth’s executive and director compensation programs;

(ii)	the principles on which Pengrowth makes compensation decisions and determines the amount of each element of executive and director compensation; and

(iii)	disclosure of and the rationale for the material compensation decisions made by the Compensation Committee for the fiscal year ended December 31, 2010.

COMPENSATION PHILOSOPHY AND OBJECTIVES

The objectives of Pengrowth’s executive compensation strategy are:

•      to attract, motivate and retain talented leadership to manage the operations and execute the strategic plan for the Corporation;

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•      to reward the senior executive team commensurate with Pengrowth’s success, the execution of the strategy and their personal achievements; and

•      to align the short and longer term compensation of executive management with the interests of Shareholders.

Compensation for each member of the executive management team is comprised of:

•      a base salary;

•      an annual cash bonus awarded within Pengrowth’s Short Term Incentive Plan (“STIP”);

•      share-based awards under Pengrowth’s Long Term Incentive Plan (“LTIP”);

•      company-paid employee benefits standard to all Pengrowth employees; and

•      cash and non-cash perquisites.

Details of each of these elements are set out under the heading “Statement of Executive Compensation — Compensation Elements”.

In general, Pengrowth sets compensation for all employees such that total direct compensation (i.e., base salary + STIP + LTIP) pays at:

•      the 50th percentile of the comparable total direct compensation of a defined peer group of companies when Pengrowth and the individual each achieve target goals and expectations, and

•      at or above the 75th percentile of the total direct compensation of the peer group when both Pengrowth and the individual significantly exceed target goals and expectations.

In all cases, Pengrowth’s policy is that actual total direct compensation each year is based on both individual and corporate performance.

DETERMINATION OF NAMED EXECUTIVE OFFICERS

The following is a discussion of the compensation arrangements with our CEO, CFO, and the three other most highly compensated executive officers for the year ended December 31, 2010.  For the year ended December 31, 2010 the NEOs in this CD&A are:

Mr. Derek W. Evans, President and Chief Executive Officer;

Mr. Christopher G. Webster, Chief Financial Officer;

Mr. Robert W. Rosine, Executive Vice President, Business Development;

Mr. James E.A. Causgrove, Vice President, Production and Operations; and

Mr. Stephen J. De Maio, Vice President, In-Situ Development and Operations.

MANDATE AND COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee assists the Board in overseeing the design and administration of key compensation and human resource policies and compensation for the executive team including the CEO.  The Committee reports to the Board and is governed by terms of reference adopted by the Board, which are available on Pengrowth’s website at www.pengrowth.com. The Compensation Committee is presently comprised of Mr. D. Michael G. Stewart (Chairman), Mr. Thomas A. Cumming, Mr. Michael S. Parrett and Mr. John B. Zaozirny.  Each member of the committee is an independent member of the Board and has experience in executive and corporate compensation programs.  During 2010, Mr. Stewart assumed the chair of the Compensation Committee, a position previously held by Mr. Parrett.  None of the members of the Compensation Committee are, or have been, officers or employees of Pengrowth.

COMPENSATION CONSULTANT

The Compensation Committee has engaged an independent compensation consultant, Hugessen, to provide advice on executive and other compensation matters, including:

•	the composition of the peer group of comparator companies;

•	the design of STIP and LTIP;

•	the appropriateness and competiveness of management’s compensation-related recommendations including recommendations respecting the base salary and annual STIP and LTIP awards for the executive team;

•	the total direct compensation package for the CEO; and

•	emerging competitive and governance issues in executive compensation.

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Hugessen has provided specific support and advice to the Compensation Committee in determining compensation for the Corporation’s officers during the most recently completed fiscal year.  This support has included attendance at meetings of the Compensation Committee and the provision of general market observations, benchmark market data and independent compensation analysis.

For the year ended December 31, 2010, fees paid to Hugessen for compensation advice totaled $117,291, consisting of $93,180 for executive compensation and compliance advice and $24,111 for other non-executive compensation and compliance advisory consultation.

In discharging its responsibilities, the Compensation Committee takes into consideration other factors set out herein, as well as the information and recommendations provided by Hugessen and Pengrowth’s management.

In addition to the independent consultant, the Compensation Committee relies upon information and advice provided by management, industry compensation surveys subscribed to by Pengrowth and publicly available executive compensation data.

PEER GROUP

Pengrowth’s target compensation levels are determined in relation to the compensation level of a specific group of Pengrowth’s competitors (the “Peer Group”). The Peer Group consists of organizations in the same general business sector as Pengrowth and with which Pengrowth competes for executive talent and for which compensation data is available through a combination of public disclosure and compensation surveys prepared by independent consulting firms.  For 2010, the Peer Group consists of eight Canadian-based oil and gas exploration and production organizations.  In selecting the Peer Group, the Compensation Committee focused on organizations with comparable production levels (between 30,000 barrels of oil equivalent per day (“boepd”) and 180,000 boepd) and with operations similar in size, scope and location to Pengrowth’s.

2010 Peer Group:

• Penn West Energy Trust	• Enerplus Resources Fund	• Provident Energy Trust

• Crescent Point Energy Corp	• Baytex Energy Trust	• Harvest Energy Trust

• ARC Energy Trust	• Vermillion Energy Trust

The Compensation Committee approved the 2010 Peer Group in late 2009 after receiving advice from Hugessen as to the appropriateness of the selected peer companies.  The Committee believes that the Peer Group represents a strong comparator group for Pengrowth, particularly with respect to market capitalization, oil and gas production and total number of Canadian employees.  In the selection of the Peer Group, the intent is to be at a median position within the selected peer companies list in terms of revenue, production and number of employees. At the time the Peer Group was approved, Pengrowth ranked at the 54th percentile of the Peer Group based on annual sales revenue, the 57th percentile of the Peer Group based on oil and gas production and the 51st percentile of the Peer Group based on the total number of Canadian employees.

COMPENSATION APPROVAL PROCESS

In determining our executives’ annual compensation, the Compensation Committee considers, among other things, individual performance assessments, market data for similar positions within the Peer Group, current salary, performance against the current year’s Corporate Scorecard and Pengrowth’s performance compared to peer companies.

Before approving compensation, the Compensation Committee reviews the proposed levels for each executive to ensure consistency and appropriateness of:

•      Pengrowth’s compensation philosophy and objectives;

•      the relative performance of Pengrowth;

•      current industry circumstances;

•      corporate and individual performance; and

•      relative positioning of each executive with external and internal peers.

During in-camera sessions the advice of the independent compensation consultant is received and considered.

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COMPENSATION ELEMENTS

The key elements of Pengrowth’s compensation program are depicted in the table below:

In operationalizing Pengrowth’s compensation and rewards philosophy, a competitive position is established for each role in the Corporation.  For each role, including executive positions, a range is created which is centered around the market median position.  This range is used to establish target levels for all total direct compensation components:  base salary, annual STIP and LTIP targets.  As shown below, within plus or minus 5% of the market median is considered as a competitive position; it is where the compensation for a fully competent employee level is targeted. Below that median point, a range comprising 80% of the market median is used for an employee developing into the role, and a range up to 20% above median may be used for employees who are very senior in their role.  According to their qualifications and experience, an employee could be anywhere within the range and considered to be paid a market rate.

Pengrowth Compensation Ranges

BASE SALARIES

Pengrowth utilizes competitive base salaries as a critical component for attracting and retaining a competent and capable executive leadership team.

The base salaries of all employees are reviewed annually. Factors considered when establishing and adjusting base salaries for the NEOs include:

•      comparable base salaries in the Peer Group;

•      general market conditions;

•      the level of responsibility and accountability within Pengrowth;

•      base salaries within Pengrowth’s internal Peer Group (internal equity); and

•      the individual’s recent and historical performance and contribution to Pengrowth’s success.

Base salary adjustments are generally made on March 1st of each year.  Two of the NEOs received a base salary increase in March 2010 and one received an increase in March 2011. The CEO did not receive a base salary increase for either 2010 or 2011.  Further information on the base salaries of the NEOs is in the “Statement of Executive Compensation — Summary Compensation Table”.

SHORT TERM INCENTIVE PLAN

Pengrowth’s STIP aims to align the annual achievements of employees with the interests of Shareholders.  The plan is based upon a series of corporate and individual performance measures and objectives established at the beginning of each performance year.  Each employee has an STIP target (expressed as a % of base salary) and weighting between corporate and individual performance objectives.  Individual STIP varies by organization level, with more senior positions weighted more heavily towards corporate performance,

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reflecting the nature and impact of their contributions.  Based on competitive data from the Peer Group, the Compensation Committee has set an annual STIP target for each of the NEOs based on a percentage of the base salary earned by the NEO in the year.

At the beginning of each fiscal year, the Board receives the recommendations of the Compensation Committee and approves a Corporate Scorecard reflecting the year’s performance targets.  The performance factors contained in the Corporate Scorecard are primarily quantitative in nature and are communicated to the entire Pengrowth workforce.  Each performance factor has three levels of performance defined: threshold, target and stretch. If Pengrowth does not achieve the threshold level of performance for any particular factor, no credit will be granted for that factor.  When the annual results as recommended by the CEO are reviewed by the Compensation Committee at year end, factors including the specific performance factor, Shareholder returns, the competitive environment and Peer Group performance are considered and a corporate performance factor (ranging from 0 – 200%) is established. The final, approved corporate performance factor is applied to each employee’s corporate portion of their STIP target.

In 2010, the Board, on the recommendation of the Compensation Committee, approved the redesign of the criteria for evaluating annual corporate performance.  The 2010 Corporate Scorecard focused on operations and internal operating performance and for the most part excluded external factors beyond Pengrowth’s control. Under this redesign, greater weight has been given to quantifiable and measurable operational performance to align and motivate all employees against performance measures and outcomes that are within their influence.

Initially, the 2010 Corporate Scorecard consisted of five key performance measures typical to the oil and gas industry.  A sixth element was added to reflect the acquisition of Monterey in September 2010.  All six elements were equally weighted in determining the corporate performance factor.

LONG TERM INCENTIVE PLAN

The purpose of the LTIP is to align employees’ interests with those of Shareholders. The plan encourages participants to remain associated with Pengrowth, and provides additional incentive in participants’ efforts on behalf of Pengrowth. Eligible participants under the LTIP include any permanent employee, Director, officer of, or service provider to, Pengrowth. The LTIP has a rolling and reloading maximum number of Common Shares reserved for issuance equivalent to 4.5% of the number of Common Shares that are issued and outstanding from time to time.

Notwithstanding the foregoing, the aggregate number of Common Shares issuable at any time to non-officer Directors under the LTIP shall not exceed 0.5% of the issued and outstanding Common Shares. In accordance with the rules of the Toronto Stock Exchange (“TSX”), the aggregate number of Common Shares issuable at any time to “insiders” under the LTIP when combined with all of Pengrowth’s other security-based compensation arrangements shall not, in the aggregate, exceed 10% of the issued and outstanding Common Shares and, during any one year period, the Corporation shall not issue to such insiders under the LTIP when combined with all of Pengrowth’s other security-based compensation arrangements, in the aggregate, a number of Common Shares exceeding 10% of the issued and outstanding Common Shares.

During 2010, in anticipation of Pengrowth’s conversion to a dividend paying corporation, the Compensation Committee reassessed Pengrowth’s share-based long term incentive compensation plan.  As a result, the Board, on the recommendation of the Compensation Committee, recommended to the Shareholders at the May 2010 meeting the implementation of the revised LTIP for employees, comprised of two elements as well as a third element specific to Directors:

•                   Performance Share Units (“PSUs”), the value of which will depend on Pengrowth’s performance against pre-established metrics over a three year performance period. Each PSU entitles the holder thereof to a number of Common Shares to be issued three years after the date the PSU is granted. The number of Common Shares ultimately issued in each PSU will be determined by comparison of Pengrowth’s performance relative to a pre-established peer group, which will result in a payout ranging from 0% to 200% of the PSUs awarded.  Each PSU also contains an adjustment to reflect the reinvestment of notional dividends paid by the Corporation during the term of the PSUs.

•                   Restricted Share Units (“RSUs”), the value of which will vary with the future price of Pengrowth’s Common Shares. Each RSU vests in 1/3 tranches on each of the first, second and third anniversaries of the date of the grant. The number of Common Shares ultimately issued on exercise of vested RSUs will be equal to the number of RSUs initially awarded to the holder, adjusted to reflect the reinvestment of notional dividends paid by the Corporation during the term.

•                   Deferred Share Units (“DSUs”), the value of which will vary with the future price of Pengrowth’s Common Shares. DSUs are only issued to Directors and shall vest immediately but not be exercisable by the Directors until they leave the Board. The number of Common Shares ultimately issued will be equal to the number of DSUs initially awarded to the holder, adjusted to reflect the reinvestment of notional dividends paid by the Corporation during the term.

The revised LTIP became effective on January 1, 2011, however, in 2010 Pengrowth met its long term compensation objectives through the grant of DEUs with terms equivalent to the PSUs and RSUs described above.

Upon any Participant (as defined in the LTIP) ceasing to be employed by, or a service provider ceasing to be engaged by, Pengrowth for any reason, any unvested RSUs and PSUs will expire. If a Participant ceases to be an officer, employee or service provider to Pengrowth by reason of death, total or permanent long-term disability or retirement, any PSUs or RSUs previously credited to such Participant

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which have not yet vested on or prior to their termination date shall continue to vest in accordance with their terms. Notwithstanding the foregoing, Pengrowth has the ability to accelerate vesting of any unvested RSUs and PSUs in the event of the death of a Participant.

Subject to the approval of the TSX, the Corporation has the ability to make certain amendments to the LTIP without seeking Shareholder approval.  These include:

(i)                                     amendments of a “housekeeping” or ministerial nature;

(ii)                                  amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(iii)                               amendments respecting the administration of the LTIP;

(iv)                                amendments to the vesting provisions of the LTIP or of any unit;

(v)                                   amendments to the early termination provisions of the LTIP or any unit, whether or not such unit is held by an insider;

(vi)                                amendments to the termination provisions of the LTIP, or any unit, other than a unit held by an insider in the case of an amendment extending the term of a unit;

(vii)                             the addition of a cashless exercise feature, payable in cash or Common Shares; and

(viii)                          any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the TSX, in order for the Corporation to:

(i)                                     extend the term of a unit held by an insider of the Corporation;

(ii)                                  amend the LTIP to remove or exceed the insider participation limits set out above;

(iii)                               increase the fixed percentage of issued and outstanding securities issuable pursuant to the LTIP; and

(iv)                                modify or amend the amending provisions of the LTIP.

Based on competitive data from the Peer Group, the Compensation Committee has set an annual LTIP target for each of the NEOs applied as a percentage of the current salary of the NEO. The targets and weightings for the NEOs are shown in the NEO Incentives Summary table below.

In February 2011, the Compensation Committee determined that, for DEUs granted in 2008 that vested in 2010, the Board, upon the recommendation of the Compensation Committee with advice from the independent consultant, a performance multiplier of 0% was warranted based on Pengrowth’s relative performance against the competitive peer group established at the outset of the 2008 — 2010 performance period.

As a result of Pengrowth’s conversion to a dividend paying corporation effective January 1, 2011 and the associated implementation of the 2010 LTIP, three legacy long term incentive plan components have either been terminated or are being wound-down. Each of the LTIP and legacy plans was amended at year end to reflect the conversion of the Trust to a corporation.

The following tables summarize Pengrowth’s current and legacy or inactive long term incentive plans for employees.

Current LTIP
	Description	Eligibility
Restricted Share Unit (RSU)	Each RSU entitles the holder to a number of Common Shares to be issued after vesting over three years. Each vesting is one third of the grant plus reinvestment of notional dividends.	All Employees
Performance Share Unit (PSU)

Each PSU entitles the holder to a number of Common Shares to be issued in the third year after grant. The number of Common Shares issued will be subject to Pengrowth’s performance relative to a pre-established peer group over a three year performance period and will be adjusted to reflect the reinvestment of notional dividends.

All Salaried Employees
Deferred Share Unit (DSU)	Each DSU entitles the holder to a number of Common Shares plus reinvestment of notional dividends to be issued upon the individual ceasing to be a Director for any reason.	Directors

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Legacy / Inactive LTIP
	Description	Expiry Date
Share Unit Options	Upon conversion, participants who held former Trust Unit Rights “in the money” were given the option to convert these rights into options at the original grant price.	November 2014
Share Unit Rights (formerly Trust Unit Rights)

Upon conversion, participants who held former Trust Unit Rights “not in the money” were converted to Share Unit Rights where the participant can exercise at the original grant price or to the extent dividends exceed certain targets, the exercise price is adjusted downwards.

March 2013
Deferred Entitlement Unit (DEU)

Each DEU entitles the holder to a number of Common Shares to be issued in the third year after grant. The number of Common Shares will be subject to a peer group performance factor ranging from 0% to 200% and reinvestment of notional dividends. The final grant under this plan was December 2010. DEUs held by a Director cannot be exercised until such Director resigns from the Board.

March 2013 (except for the DEUs held by directors)

NEO INCENTIVE SUMMARY

The following table sets out the STIP and LTIP targets in 2010 for each NEO as a percentage of their respective base salary.  Achievement of a combination of individual and corporate objectives, according to the specific weightings for each NEO, determines the annual STIP award and LTIP grant.

NEO INCENTIVES SUMMARY
		Corporate		Individual
	Target	Performance		Performance
	STIP /LTIP	Weighting		Weighting
Derek W. Evans President and Chief Executive Officer	75% / 200%	80%		20%
Christopher G. Webster Chief Financial Officer	50% / 150%	60	%(1)	40	%(1)
Robert W. Rosine Executive Vice President, Business Development	50% / 125%	60%		40%
James E. A. Causgrove Vice President, Production & Operations	40% / 113%	50%		50%
Stephen J. De Maio Vice President, In-Situ Oil Development & Operations	35% / 71%	50%		50%

Note:

(1)          For 2011 and beyond, the Chief Financial Officer’s performance weightings have been set at 70% Corporate Performance and 30% Individual Performance.

BENEFITS AND PERQUISITES

All employees of the Corporation, including the NEOs, participate in a market competitive flexible benefits program, which includes several forms of insurance, extended health and dental coverage, short and long-term disability coverage, health and personal spending accounts and emergency travel assistance.

The executive management team is offered a limited number of perquisites to maintain market competitiveness and assist them in carrying out their duties effectively.  These perquisites include a vehicle allowance, parking, business lunch club membership and an executive medical.  The value of perquisites for each of the NEOs is less than $50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table”.

SAVINGS PLANS

Pengrowth has implemented a savings plan to encourage all employees to save for their future, while also affording the opportunity to expand the employee’s ownership stake in Pengrowth.  The savings plan itself consists of two aspects: the Employee Share Purchase Plan (the “Employee Purchase Plan”); and the group Registered Retirement Savings Plan (the “RRSP”).

The Corporation matches employee contributions to the Employee Purchase Plan up to a total of 12% of the contributor’s base salary, less any matching contribution made by the Corporation to the contributor’s group RRSP account.  Savings plan contributions are in the

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form of Common Shares purchased on the secondary market.  The Corporation contribution portion is subject to restrictions on withdrawal.

Pengrowth has established the group RRSP to provide employees an opportunity to save for retirement.  Employees may contribute 1-18% of their base annual salary to the group RRSP (not to exceed Canada Revenue Agency guidelines).  The Corporation will match employees’ contributions to a maximum of 6% of their base annual salary.  Any amount contributed by the Corporation to an employee’s RRSP account reduces the amount available to an employee for matching by Pengrowth under the Employee Purchase Plan.

Pengrowth does not sponsor any defined contribution or defined benefit pension plans.

COMPENSATION POLICY AND PRACTICE RISK

The Compensation Committee reviews, on an annual basis, the philosophy, design and compensation practices employed by Pengrowth and also receives advice from independent consultants.  Given the target levels and payout ranges of the STIP and LTIP for the NEOs, it is the opinion of the Compensation Committee that the executive compensation policies and practices do not have a material adverse effect on Pengrowth’s risk profile.

COMPENSATION DETERMINATIONS FOR THE NAMED EXECUTIVE OFFICERS

DEREK W. EVANS — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Derek W. Evans joined Pengrowth Corporation as President and Chief Operating Officer in May 2009 and was appointed President and Chief Executive Officer effective September 13, 2009. In 2010, Mr. Evans led Pengrowth’s evolution from a trust structure to a highly transparent, dividend paying corporation and repositioned the Corporation with institutional investors.

Under Derek Evans’ leadership in 2010, 99% of produced reserves were replaced through organic growth, utilizing 59% of cash flow. Operating within cash flow, debt was reduced by $104 million, and production levels were maintained throughout the year while driving down operating and G&A cost structures. Derek led the expansion of organic drilling inventory opportunities on Pengrowth’s own lands and the Monterey acquisition. Total Shareholder return for the year was 34%.

The following table provides a description of the key elements of Mr. Evans’ compensation as CEO. Mr. Evans does not receive any salary or other compensation in his capacity as a Director of the Corporation.

Share Ownership Guideline	3 times annual salary
Securities Held	Shares	Market Value of Common Shares as of Dec. 31 2010
	167,501	$2,140,663
Actual Multiple of Base Salary	4.5 times
Meets or Exceeds Guideline	Exceeds

Compensation Summary (1)
	2009	2010
Base Salary	$230,729	$475,000
Annual Short Term Incentive	$188,750	$392,000
Long Term Incentive Value (2)	$887,152	$931,000
Total Direct Compensation	$1,306,631	$1,798,000
All Other Compensation	$64,203	$167,337
Total Compensation	$1,370,834	$1,965,337

Notes:

(1)          Mr. Evans commenced employment with the Corporation in May 2009 hence 2009 figures represent only a partial year.

(2)          Based on market price at date of issue and assuming 100% vesting and target performance.

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CHRISTOPHER G. WEBSTER — CHIEF FINANCIAL OFFICER

Christopher Webster is the Chief Financial Officer of the Corporation.  In 2010, Mr. Webster again proved himself to be an exemplary performer across the financial functions of Pengrowth.  His skillful management of the financial operations of Pengrowth has simplified the organizational structure, significantly reduced debt, preserved its borrowing capacity and positioned it well to smoothly complete the transition to a dividend paying corporation.

Chris’ key accomplishments in 2010 included an increase in institutional ownership to over 30%, and the successful completion of our corporate conversion.  He was instrumental in the execution of a US$187 million term note refinancing, a $1 billion credit facility renewal for three years, and the reduction of total debt by $104 million year over year.

The following table provides a description of the key elements of Mr. Webster’s compensation.

Share Ownership Guideline	2 times annual salary
Securities Held	Shares	Market Value of Common Shares as of Dec. 31 2010
	204,847	$2,617,945
Actual Multiple of Base Salary	8 times
Meets or Exceeds Guideline	Exceeds

Compensation Summary
	2008	2009	2010
Base Salary	$310,000	$312,000	$318,666
Annual Short Term Incentive	$310,000	$188,760	$200,000
Long Term Incentive Value (1)	$463,448	$468,000	$580,800
Total Direct Compensation	$1,083,448	$968,760	$1,099,466
All Other Compensation	$88,962	$104,171	$115,936
Total Compensation	$1,172,410	$1,072,931	$1,215,402

Note:

(1)          Based on market price at date of issue and assuming 100% vesting and target performance.

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ROBERT W. ROSINE — EXECUTIVE VICE PRESIDENT, BUSINESS DEVELOPMENT

Bob Rosine joined Pengrowth Corporation in March 2010 and has been a major force in helping fill our inventory gap.  He had a solid year of accomplishments, including rebuilding the Business Development group, developing capacity and changing the focus to evaluate for upside. Under Bob’s leadership, the Business Development group has evaluated over $5 billion of opportunities, and executed on the Monterey acquisition.

The following table provides a description of the key elements of Mr. Rosine’s compensation.

Share Ownership Guideline	2 times annual salary
Securities Held	Shares	Market Value of Common Shares as of Dec. 31 2010
	14,901	$190,435
Actual Multiple of Base Salary	0.6 times
Meets or Exceeds Guideline	New hires have 36 months to meet the guideline

Compensation Summary (1)
2010
Base Salary	$263,333
Annual Short Term Incentive	$150,100
Long Term Incentive Value (2)	$515,000
Total Direct Compensation	$928,433
All Other Compensation	$177,284
Total Compensation	$1,105,717

Notes:

(1)          Mr. Rosine commenced employment with the Corporation in March 2010 hence 2010 figures represent only a partial year.

(2)          Based on market price at date of issue and assuming 100% vesting and target performance.

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JAMES CAUSGROVE – VICE PRESIDENT, PRODUCTION AND OPERATIONS

James Causgrove is the Vice President, Production and Operations of the Corporation. Through strong focus on leadership, capital efficiency and operational effectiveness, production optimization and the management of operating costs, Mr. Causgrove led the operating groups to reach high levels of performance during 2010, maintaining production levels and achieving operating costs significantly better than the target. The Board also commended Mr. Causgrove and the entire operations group for outstanding Health Safety and Environment results.

He was instrumental in the stewardship of the Monterey integration and moving the Lindbergh project forward.

The following table provides a description of the key elements of Mr. Causgrove’s compensation.

Share Ownership Guideline	2 times annual salary
Securities Held	Shares	Market Value of Common Shares as of Dec. 31 2010
	85,532	$1,093,099
Actual Multiple of Base Salary	3.9 times
Meets or Exceeds Guideline	Exceeds

Compensation Summary
	2008	2009	2010

Base Salary	$276,667	$280,000	$280,000
Annual Short Term Incentive	$235,200	$128,800	$175,000
Long Term Incentive Value (1)	$375,992	$379,680	$363,860
Total Direct Compensation	$887,859	$788,480	$818,860
All Other Compensation	$66,307	$85,653	$90,533
Total Compensation	$954,166	$874,133	$909,393

Note:

(1)   Based on market price at date of issue and assuming 100% vesting and target performance.

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STEPHEN J. DE MAIO – VICE PRESIDENT, IN-SITU OIL DEVELOPMENT AND OPERATIONS

Stephen De Maio joined Pengrowth in mid-September, 2010.  In the short time he was with us in 2010, he re-staffed and reinvigorated the Lindbergh project.  Mr. De Maio laid out a timeline for the start-up of the pilot project and for the approval, design and construction and operation of this significant commercial project.

The following table provides a description of the key elements of Mr. De Maio’s compensation.

Share Ownership Guideline	1.5 times annual salary
Securities Held	Shares	Market Value of Common Shares as of Dec. 31 2010
	770	$9,841
Actual Multiple of Base Salary	0.04 times
Meets or Exceeds Guideline	New hires have 36 months to meet the guideline

Compensation Summary (1)
2010
Base Salary	$80,935

Annual Short Term Incentive	$29,091

Long Term Incentive Value (2)	$713,443

Total Direct Compensation	$823,469

All Other Compensation	$72,787

Total Compensation	$896,256

Notes:

(1)   Mr. De Maio commenced employment with the Corporation in September 2010 hence 2010 figures represent only a partial year.

(2)   Based on market price at date of issue and assuming 100% vesting and target performance.

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SUMMARY COMPENSATION TABLE

The following table sets forth all direct and indirect compensation earned by the NEOs for, or in connection with, services provided to Pengrowth and its subsidiaries for the financial year ended December 31, 2010.  The method of valuation of Pengrowth’s long term incentives is described in the notes below.

					Non-Equity Incentive
		Salary(1)	Common Share- Based Awards(2)	Option / Right- Based Awards(3)	Plan Compensation Annual Incentive Plans(4)	All Other Comp.(5)	Total Comp.
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)
Derek W. Evans (6)	2010	475,000	931,000	-	392,000	167,337	1,965,337
President and Chief Executive Officer	2009	230,729	529,330	357,822	188,570	64,203	1,370,654
Christopher G. Webster Chief Financial Officer	2010	318,666	580,800	-	200,000	115,936	1,215,402
	2009	312,000	234,000	234,000	188,760	104,171	1,072,931
	2008	310,000	229,411	234,037	310,000	88,962	1,172,410
Robert W. Rosine (7) Executive Vice President Business Development	2010	263,333	515,000	-	150,100	177,284	1,105,717
James E. A. Causgrove Vice President, Production & Operations	2010	280,000	363,860		175,000	90,533	909,393
	2009	280,000	189,840	189,840	128,800	85,653	874,133
	2008	276,667	186,124	189,868	235,200	66,307	954,166
Stephen J. De Maio (8) Vice President, In-Situ Oil Development & Operations	2010	80,935	713,443	-	29,091	72,787	896,256

Notes:

(1)   Base salary earned in the calendar year, regardless of when paid.

(2)   In 2010, includes the value of DEUs (equivalent to PSUs and RSUs) granted, assuming target performance payout of 100%.  The fair values of each DEU at the time of grant were $11.21 in 2010, $10.00 in 2009 and $18.35 in 2008.  The actual benefit received from the performance DEU grant is subject to corporate performance relative to a peer group of companies.  Additional DEUs will be received upon the reinvestment of notional dividends and future Common Share prices.  Other than awards given in connection with mid-year start dates or promotions, these awards were made in March of 2010, 2009 and 2008 respectively.  For Mr. Rosine, it also includes the dollar value of the signing bonus in Common Shares with vesting in 2010, 2011 and 2012.  For Mr. De Maio, it also includes the dollar value of the signing bonus in Common Shares with vesting in 2011 and 2012.  For 2009, although the market price of the underlying Trust Units was $6.11 at the time of the company-wide DEU grant, the Board determined the number of DEUs using a value of $10.00 so as to minimize dilution to Shareholders in recognition of market realities and competitive practices.

(3)   The value of options is based on a Black-Scholes determination of grant date fair value of $2.00 per option in 2009 and $3.12 per option in 2008.  The key assumptions and estimates used for the calculation of the 2009 fair value are risk-free interest rate of 1.7%, volatility of 43%, expected distribution yield of 20% per Trust Unit, reductions in the exercise price over the life of the Trust Unit option and a forfeiture rate of 5% for directors and officers.  The Black-Scholes model was used as it is the most widely used method for option valuation.  The approach has been deemed to result in a fair and reasonable value for compensation purposes by the Compensation Committee.  For accounting purposes, the grant date fair value determined for this award in 2009, based on a binomial method, was $1.13 per option.  While Pengrowth and the Compensation Committee have determined that the Black-Scholes model is the most appropriate valuation methodology for compensation purposes, U.S. accounting rules prescribe the use of the binomial valuation methodology in the preparation of financial statements.  For 2009, the fair value of the options was based on a Black-Scholes determination of grant date fair value of $2.00 per option based on an assumed Trust Unit price of $10.00.  The market price of the Trust Units at the time of the grant was $6.11 which would have yielded a Black-Scholes value of $1.22 per option.

(4)   Includes total bonus paid in 2011 in respect of the 2010 year.  The 2010 annual performance bonus was paid in cash.  For 2008, additional President’s award earned was paid in Trust Units purchased on the secondary market in the first quarter of the year when the award was paid.

(5)   This column includes the value of Pengrowth’s contributions under the Employee Share Purchase Plan and/or Group RRSP Plan made on behalf of the Named Executive Officer for the noted financial year. For Mr. De Maio, it also includes the dollar value of the cash signing bonus with vesting in 2011 this column includes the value of additional DEUs in respect of notional distributions on the NEOs’ DEUs assuming payout at 100% and using year end Common Share prices of $12.78 for 2010, $10.15 for 2009 and $9.35 in 2008.  Perquisites and other executive benefits in aggregate do not exceed the lesser of $50,000 or 10% of the total of the annual salary plus bonus for any NEO and therefore are not reported in this table.

(6)   Mr. Evans was appointed President and Chief Operating Officer of Pengrowth Corporation on May 25, 2009 and Chief Executive Officer on September 13, 2009.  Mr. Evans received an initial base LTIP grant on May 25, 2009, consistent with Pengrowth’s practice.  The fair value at time of grant was $9.15.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	27

(7)   Mr. Rosine received 10,322 Common Shares as a signing bonus, one third (3,441) of which vested March 11, 2010.  The second vesting is March 1, 2011 (3,441 plus dividends) and the final vesting is March 1, 2012 (3,440 plus dividends).  The fair value at times of grant was $11.62.

(8)   Mr. De Maio received 16,417 Common Shares as a signing bonus that vest in March 2011 and 11,257 Common Shares to vest upon first steam at the Lindbergh pilot project, provided that such first steam occurs on or before September 12, 2012.  The fair value at the time of grant was $10.99 per Common Share.  Mr. De Maio received a $60,000 cash signing bonus to be paid in March 2011.  He was awarded the potential of up to $352,000 to reflect to value of forgone equity from a prior employer that, if it pays out, will be settled in Pengrowth Common Shares in September 2011.

OUTSTANDING COMMON SHARE - BASED AWARDS AND RIGHTS-BASED AWARDS

The following table sets forth for each NEO all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

		Option / Right-Based Awards(1)			Common Share-Based Awards(2)

Name	Number of Securities Underlying Unexercised Rights (#)	Option / Right Exercise Price (3) ($)	Option / Right Expiration Date	Value of Unexercised in- the-money Options / Rights (4) ($)	Number of Common Shares that have not vested (5) (#)	Market or payout value of Common Shares that have not vested (6) ($)
Derek W. Evans	140,001	9.15	25-May-14	338,802	152,555	1,949,653
	49,092	10.36	11-Nov-14	79,202
Christopher G. Webster	43,299	23.20 / 19.26	27-Feb-11	-	100,135	1,279,725
	66,243	19.98 / 17.83	28-Feb-12	-
	75,012	18.35 / 17.34	4-Mar-13	-
	117,000	6.11	4-Mar-14	520,260
Robert. W. Rosine	-	-	-	-	44,563	569,515
James E. A. Causgrove	15,660	23.20 / 19.26	27-Feb-11	-	71,100	908,658
	47,574	19.98 / 17.83	28-Feb-12	-
	60,855	18.35 / 17.34	4-Mar-13	-
	94,920	6.11	4-Mar-14	422,078
Stephen J. De Maio	-	-	-	-	32,328	413,152

Notes:

(1)	Reflects options and rights that are outstanding under our legacy plans described under “Statement of Executive Compensation - Compensation Elements – Long Term Incentive Plan”.
(2)	Represents DEUs that are outstanding under our legacy DEU plan described under “Statement of Executive Compensation - Compensation Elements – Long Term Incentive Plan”.
(3)

Prices noted are the grant date exercise price and reduced exercise price at December 31, 2010. The Common Share Option Plan has two components: options that have no provision for a downward adjustment and rights which provides for a downward adjustment of the exercise price of the Common Shares, provided distributions paid to Shareholders exceed certain thresholds. For the downward adjustment rights, the holder may elect to pay the grant date exercise price or the reduced exercise price.

(4)	Value based on a $12.78 per Common Share market price at the close of business on December 31, 2010.
(5)	Total number of Common Shares, which includes additional DEUs received upon the reinvestment of notional distributions earned on DEUs.
(6)	Value based on a $12.78 per Common Share market price at the close of business on December 31, 2010 and assuming a 100% payout.

28	MANAGEMENT INFORMATION CIRCULAR

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth details of the value vested or earned by the NEOs during the most recently completed financial year for each incentive plan award.

		Common Share-Based	Non-Equity Incentive Plan
	Option / Right Awards	Awards Value Vested	Compensation-Value
	Value Vested During Year(1)	During Year(2)	Earned During The Year(3)
Name	($)	($)	($)
Derek W. Evans	53,062	-	392,000
Christopher G. Webster	198,900	98,056	200,000
Robert W. Rosine	-	-	150,100
James E. A. Causgrove	161,364	70,425	175,000
Stephen J. De Maio	-	-	29,091

Notes:

(1)   The value of rights that vested during the year is calculated as if they were exercised at the closing market price on the vesting date or the closing market price on the next trading day if the vesting occurs on a non-trading day.

(2)   The value of DEUs vested during the year includes the value of additional DEUs received upon the reinvestment of notional distributions earned on DEUs. The Board approved a performance multiplier of 50% for the 2007 DEU Plan based on Pengrowth’s relative performance against the competitive peer group established at the outset of the three year vesting period ending 2009.  The total value is calculated at market closing price on release day.

(3)   Represents total bonus paid in respect of the 2010 year (as indicated under the heading “Summary Compensation Table”).

2010 DEU AWARDS

The following table sets forth all of the 2010 DEU awards to the NEOs. The annual awards were approved in February 2010, contingent upon Shareholder approval of the proposed changes to Pengrowth’s compensation as a reflection of performance rendered in 2009.

Deferred Entitlement Unit (DEU)
Based Awards (1)
Name	($)
Derek W. Evans	931,000
Christopher G. Webster	580,800
Robert W. Rosine	395,000
James E. A. Causgrove	363,860
Stephen J. De Maio	66,444

Note:

(1)   The value of DEUs granted is based on an assumed 100% payout and vesting. 50% of the grant is performance based and 50% of the grant is time vesting based.

PENSION PLAN BENEFITS

The Corporation does not have a pension plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Each of the NEOs has entered into an employment agreement with Pengrowth.  These agreements set out the principal terms of the employment relationship with Pengrowth, including the individual’s position description and financial terms.  In addition, the agreements detail the severance payments that will be paid on the termination of employment by, or a change of control of, Pengrowth.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	29

NEOS TERMINATION AND CHANGE OF CONTROL CONTRACT PROVISIONS

	Termination Without Cause	Change of Control Provisions
Derek W. Evans

Two years Total Cash Compensation (salary + 3 year average of annual performance bonus), + pro-rated portion of annual performance bonus.

Rights, DEUs or awards will vest, be exercisable, payable, or forfeited according to the plan text.

Total: $1,662,500

Two years Total Cash Compensation (salary + 3 year average of annual performance bonus).

On resignation within 30 days of an act of constructive dismissal, or within 90 days of an act of constructive dismissal that occurs within 90 days of a change of control all outstanding rights, DEUs, PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $3,821,154

Christopher G. Webster

Two and one quarter years Total Cash Compensation (salary + bonus) + pro-rated portion of annual performance bonus.

Rights, DEUs or awards will vest, be exercisable, payable, or forfeited according to the plan text.

Total: $1,144,710

Two and one quarter years Total Cash Compensation + pro-rated portion of annual performance bonus.

Resignation within 90 days of Change of Control, all outstanding rights, DEUs, PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $2,684,565

Robert W. Rosine

One and three quarter years Total Cash Compensation (salary + bonus) + pro-rated portion of annual performance bonus .

Rights, DEUs or awards will vest, be exercisable, payable, or forfeited according to the plan text.

Total: $829,500

One and three quarter years Total Cash Compensation + pro-rated portion of annual performance bonus.

Resignation within 90 days of Change of Control, all outstanding PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $922,103

James E.A. Causgrove

One and three quarter years Total Cash Compensation (salary + bonus) + pro-rated portion of annual performance bonus.

Rights, DEUs or awards will vest, be exercisable, payable, or forfeited according to the plan text.

Total: $715,400

One and three quarter years Total Cash Compensation + pro-rated portion of annual performance bonus.

Resignation within 90 days of Change of Control, all outstanding rights, DEUs, PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $1,835,097

Stephen J. De Maio

One and one half years Total Cash Compensation (salary + target bonus) + pro-rated portion of annual performance bonus.

Rights, DEUs or awards will vest, be exercisable, payable, or forfeited according to the plan text.

Total: $870,049

One and one half years Total Cash Compensation (salary + target bonus) + pro-rated portion of annual performance bonus.

On resignation within 90 days of Change of Control, all outstanding PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $1,223,722

30	MANAGEMENT INFORMATION CIRCULAR

DIRECTOR COMPENSATION

The Board, through its Corporate Governance and Nominating Committee (the “Corporate Governance and Nominating Committee”) and the Compensation Committee, is responsible for the development and implementation of Pengrowth’s strategy with respect to the compensation of the non-executive Directors.  The main objectives of Pengrowth’s compensation strategy for non-executive Directors are: to attract and retain the services of the most qualified individuals; to compensate the non-executive Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership and which is competitive with other comparable public issuers; and to align the interests of the non-executive Directors with Shareholders.  To meet and maintain these objectives, the Board, together with the Corporate Governance and Nominating and Compensation committees, with the assistance of independent external advisors, periodically performs a comprehensive review of the compensation paid to the non-executive Directors, making any changes it deems necessary.

Under the non-executive Directors’ compensation package, annual retainers for membership on the Board and any of the standing committees are paid to Directors quarterly and are pro-rated for partial service.  The Chair of the Board and of each Board committee receives an additional annual retainer.  These annual retainers assist the Board in maintaining a competitive position and are determined in relation to a comparator group of public issuers.  The same fees are paid for attending meetings in person or by conference call.  A travel allowance of $1,500 is paid whenever a director travels outside of his or her home province, or travels more than a total of three hours round trip to attend a Directors’ meeting.  The following is a schedule of annual retainers and meeting fees for non-executive Directors for 2010:

2010 Board and Committee Fees
	Retainer	Meeting Fees	Board	Audit and Risk	Compensation	Corporate Governance and Nominating	Reserves, Operations and EHS
Derek W. Evans	Mr. Evans does not receive any compensation as Director
John Zaozirny			Chair $45,000		Member $5,000	Member $5,000
Thomas A. Cumming				Member $10,000	Member $5,000		Member $5,000
Wayne K. Foo						Member	Chair $10,000
						$5,000	Member $5,000
James S. Kinnear
James D. McFarland				Member $10,000			Member $5,000
Michael S. Parrett	$30,000	$1,500		Member $10,000	Member $5,000	Chair $10,000
Member $5,000
A. Terence Poole				Chair $20,000		Member $5,000
Member $10,000
D. Michael G. Stewart					Chair $15,000		Member $5,000
Member $5,000
Nicholas C. H. Villiers

All non-executive Directors are reimbursed for reasonable out-of-pocket expenses they incur in the execution of their roles as Director.

In 2010, there was one meeting of the Board of Pengrowth Energy Corporation, 13 meetings of the Board of Pengrowth Corporation and four meetings of the Audit and Risk Committee, four meetings of the Corporate Governance and Nominating Committee, six meetings of the Compensation Committee and four meetings of the Reserves, Operations and Environmental, Health and Safety Committee.  For details of the Directors’ attendance at each of the meetings of the Board and its committees, please see Appendix 1 to this Circular.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	31

The following table sets out the cash fees earned by each of the Directors in connection with their attendance at Board and committee meetings for the year ended December 31, 2010:

	Board Fees			Standing Committee Fees			Totals

	2010

	Chair	Retainer	Meeting	Chair(1)(4)	Member	Meeting	2010	2009 Total $	2008 Total $
			Fees			Fees (2)	Total
	$	$	$	$	$	$	$

Derek W. Evans(3)	-	-	-	-	-	-	-	-	-

John B. Zaozirny	45,000	30,000	19,500	3,626	10,000	16,500	124,626	142,500	148,500

Thomas A. Cumming	-	30,000	19,500	7,253	20,000	22,500	99,253	118,500	126,000

Wayne K. Foo	-	30,000	19,500	10,000	10,000	13,500	83,000	91,500	98,500

James S. Kinnear	-	30,000	18,000	-	-	-	48,000	16,467	-

James D. McFarland	-	30,000	18,000	-	13,916	13,500	75,416	-	-

Michael S. Parrett	-	30,000	19,500	10,000	20,000	42,000	121,500	122,500	139,000

A. Terence Poole	-	30,000	18,000	12,747	15,000	13,500	89,247	93,000	102,000

D. Michael G. Stewart	-	30,000	19,500	7,365	10,000	16,500	83,365	91,000	100,000

Nicholas C.H. Villiers	-	30,000	16,500	-	-	1,500	48,000	61,500	51,000

Notes:

(1)   On May 12, 2010 three of the Committee Chairs changed as follows:

Committee	Previous Chair	Current Chair
Governance and Nominating	John Zaozirny	Michael Parrett
Compensation	Michael Parrett	Michael Stewart
Audit and Risk	Thomas Cumming	A. Terence Poole

(2)   Includes travel allowances paid in the amount of $19,500 to Mr. Parrett and $1,500 to Mr. Villiers in order to attend meetings of the Board and the committees thereof.

(3)   Derek W. Evans receives no additional compensation for service as a Director.

(4)   On October 20, 2010, the Compensation Committee Chair retainer increased from $10,000 per year to $15,000 per year.

The Corporate Governance and Nominating and Compensation committees have the responsibility to review and make recommendations for Board compensation to the Board on a regular basis.  The Board’s current policy is for total compensation levels paid to Directors to be competitive with the compensation paid to Boards of companies of a similar size and nature as Pengrowth, using the same peer group for executive compensation and LTIP.  The non-executive Directors are also compensated through the granting of DEUs pursuant to the LTIP.  DEUs granted to Directors do not have vesting or performance requirements and are released only upon the individual ceasing to be a Director of the Corporation for any reason.

32	MANAGEMENT INFORMATION CIRCULAR

DIRECTOR COMPENSATION TABLE

The following table sets forth all amounts of compensation provided to the Directors for the Corporation’s most recently completed financial year.

	2010

Name	Fees Earned	Common Share-	All Other	2010	2009	2008
		Based Awards (1)	Compensation	Total	Total	Total

	($)	($)	($)	($)	($)	($)
Derek W. Evans(2)	-	-	-	-	-	-

John B. Zaozirny	124,626	160,000(3)	-	284,626	302,500	305,356

Thomas A. Cumming	99,253	80,000	-	179,253	198,500	204,428

Wayne K. Foo	83,000	80,000	-	163,000	171,500	176,928

James S. Kinnear(4)	48,000	80,000	-	128,000	16,467	-

James D. McFarland	75,416	80,000	-	155,416	-	-

Michael S. Parrett(5)	102,000	80,000	19,500	201,500	202,500	217,428

A. Terence Poole	89,247	80,000	-	169,247	173,000	180,428

D. Michael G. Stewart	83,365	80,000	-	163,365	171,000	178,428

Nicholas C. H. Villiers(6)	46,500	80,000	1,500	128,000	141,500	129,428

Notes:

(1)

The amount of the equity incentive awards to Directors was based on advice from an independent compensation advisor. The value of DEUs granted is based on a valuation price (equal to market price) at the time of grant of $11.21 per DEU. The actual benefit received from the DEU grant is subject to additional DEUs received upon the reinvestment of notional dividends and future market prices.

(2)	Derek W. Evans receives no additional compensation for service as a Director.
(3)

For 2011 and onwards, the Chair of the Board, John B. Zaozirny, has requested, and the Board has approved, a reduction in the DSU grant to the Chair to 150% of the annual grant given to all Board members. This is a reduction from the prior 200% grant level which reflects the anticipated decreased time requirement on the part of the Chair given the change to a conventional management structure and a conventional corporate structure.

(4)	Prior to his retirement as Chairman and Chief Executive Officer in September of 2009, James S. Kinnear was also an NEO and received no additional compensation in his role as a Director.
(5)	Mr. Parrett received an aggregate travel allowance of $19,500.
(6)	Mr. Villiers received a travel allowance of $1,500.

In 2010, 71,361 DEUs were granted to the non-executive Directors, representing approximately 0.022% of the outstanding Common Shares on December 31, 2010.

INCENTIVE PLAN AWARDS FOR DIRECTORS

The significant terms of awards to Directors, including non-equity incentive plan awards issued or vested during 2010, or outstanding at year end are described under “Statement of Executive Compensation –  Long Term Incentive Plan”.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	33

OUTSTANDING OPTION-BASED AWARDS

The following table sets forth for each Director all option-based awards outstanding at the end of 2010, including awards granted before the year end.

Common Share Option-Based Awards
Number of
	Securities			Value of
	Underlying			Unexercised In-
	Unexercised	Option Exercise	Option Expiration	the-Money
Name	Options	Price (1)	Date	Options (2)
	(#)	($)		($)

Derek W. Evans(3)	-	-	-	-

John B. Zaozirny	12,000	23.20/19.23	Feb. 27, 2011	-

Thomas A. Cumming	12,000	23.20/19.23	Feb. 27, 2011	-

Wayne K. Foo	7,500	25.23/22.15	Aug. 2, 2011	-

James S. Kinnear	-	-	-	-

James D. McFarland	-	-	-	-

Michael S. Parrett	-	-	-	-

A. Terence Poole	-	-	-	-

D. Michael G. Stewart	-	-	-	-

Nicholas C. H. Villiers	-	-	-	-

Notes:

(1)

Where two values are provided, prices noted are the grant date exercise price and reduced exercise price at December 31, 2010 of rights. The Rights Incentive Plan provides for a downward adjustment of the exercise price of the rights, provided distributions paid to Shareholders exceed certain thresholds. The holder may elect to pay the grant date exercise price or the reduced exercise price.

(2)	Value based on a $12.78 market price at the close of business on December 31, 2010; at that price, there were no unexercised in-the-money rights as at December 31, 2010.
(3)	Derek W. Evans receives no additional compensation for service as a Director.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth details of the value vested or earned by each Director during the most recently completed financial year for each incentive plan award.

			Non-Equity incentive plan
	Option-based Awards Value Vested	Common Share-based Awards	compensation-value earned during
	during Year (1)	Value Vested during Year (2)	the year
	($)	($)	($)
Derek W. Evans (3)	-	-	-

John B. Zaozirny	-	169,991	-

Thomas A. Cumming	-	84,996	-

Wayne K. Foo	-	84,996	-

James S. Kinnear	-	84,996	-

James D. McFarland	-	114,771	-

Michael S. Parrett	-	84,996	-

A. Terence Poole	-	84,996	-

D. Michael G. Stewart	-	84,996	-

Nicholas C. H. Villiers	-	84,996	-

Notes:

(1)	No options held by the Directors vested during the year ended December 31, 2010.
(2)

The value in this column is the sum of the value of DEUs granted in 2010 ($80,000 per Director and $160,000 for the Chair) and the value of all additional notional DEUs in respect of distributions paid during the year as though such distributions were reinvested. The values were calculated by multiplying the number of DEUs by the market price at the time of grant / distribution.

(3)	Derek W. Evans receives no additional compensation for service as a Director.

34	MANAGEMENT INFORMATION CIRCULAR

PENGROWTH PERFORMANCE

The performance graph and table that follow compare Pengrowth’s five-year cumulative Unitholder return (assuming the reinvestment of distributions) for $100 invested in Trust Units on December 31, 2005 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index for the five most recently completed financial years.  On July 27, 2006, the Class A Trust Units were converted into Trust Units on a one for one (1:1) basis and the Class B Trust Units were renamed and commenced public trading as “Trust Units”.  The following graph and table assume that the holder of Trust Units held an equal number of Class A Trust Units and Class B Trust Units (together, the “Pengrowth Blended Trust Units”) on July 27, 2006.  Performance of the Class A Trust Units and Class B Trust Units did vary somewhat between December 31, 2005 and July 27, 2006, but the Corporation’s view is that the blended performance shown below is the most meaningful depiction.

	As of December 31st.

	2005	2006	2007	2008	2009	2010

Pengrowth Blended Trust Units	$100	$90.51	$93.24	$58.60	$73.19	$99.47

S&P/TSX Composite Index	$100	$114.51	$122.72	$79.73	$104.20	$119.26

S&P/TSX Capped Energy Index	$100	$101.47	$109.48	$67.68	$92.95	$101.02

Pengrowth’s cumulative Unitholder return performance reflects both operational and financial performance within Pengrowth’s control as well as volatile commodity prices and economic and market conditions beyond its control, especially near the end of 2008 and the first half of 2009 with the impact of the decline in the global economy.  Over the five-year period ending December 31, 2010, the compound annual growth rate of our total Unitholder return was -0.11%. However, over the two year period ending December 31, 2010, Pengrowth’s total Unitholder return was 69.7% which compares favorably to returns of 49.6% and 49.3% for the S&P/TSX Composite Index and S&P/TSX Capped Energy Index, respectively, for the same period. It is also important to note that despite strong Unitholder returns in 2009 and 2010, the Board only approved STIP payouts at the “Target” level of performance.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	35

COST OF MANAGEMENT

The cost of management for all reported NEOs (the “Cost of Management”) in 2010 compared to 2005, has decreased by 67% compared to decrease in return on the Pengrowth Blended Trust Units (including distributions) of 0.5% for the same time period. A significant portion of the management cost reductions are attributable to the expiration of the Management Agreement in 2009.

	As of December 31st.

	2005	2006	2007	2008	2009 (1)	2010 (2)

Cost of Management (3)	$19,137,286	$13,247,936	$12,280,135	$12,095,258	$12,781,898	$6,440,691

Pengrowth Blended Trust Units	$100	$90.51	$93.24	$58.60	$73.19	$99.47

Notes:

(1)	Includes adjusted annualized compensation for Mr. Evans who joined Pengrowth mid-year.
(2)	Includes adjusted annualized compensation for Messrs. Rosine and De Maio who joined Pengrowth mid-year.
(3)

Includes all reported NEOs’ compensation for each corresponding reporting year as well as fees paid to Pengrowth Management Limited in accordance to the Management Agreement. It also includes fees paid to the former General Counsel of Pengrowth for professional services provided to Pengrowth.

In 2010, the Cost of Management equated to 2.8% of net income and 0.55% of the increase in market capitalization.

OTHER COMPENSATION

COMMON SHARE OWNERSHIP REQUIREMENTS AND GUIDELINES

Pengrowth has implemented requirements for Common Share ownership for the Directors and guidelines for the executive officers of the Corporation.  Although not a condition of employment, compliance with the ownership guidelines is a significant factor to be considered in connection with, among other things, determining eligibility to participate in Pengrowth’s long term incentive program.  Pengrowth’s ownership guidelines provide that members of Pengrowth’s management team are expected to hold Common Shares with a value based upon a multiple of their annual base salary.  The applicable multiple to be applied to the individual’s annual base salary varies by level, with a multiple of three times applicable to the President and Chief Executive Officer, a multiple of two times applicable to the Chief Financial Officer and Executive Vice Presidents, and a multiple of 1.5 times applicable to Vice Presidents. Members of Pengrowth’s management team are encouraged to satisfy the minimum ownership guidelines within three years of their appointment.  Messrs. Rosine and De Maio joined the Corporation in 2010 and have until 2013 to satisfy the guidelines.  Each of the remaining NEOs is in compliance with the ownership guidelines.

Pengrowth’s minimum ownership requirements provide that non-executive Directors are required to hold Common Shares and equivalents with a value equal to three times their annual base cash retainer and DSU grant.  Directors are encouraged to satisfy the minimum ownership requirements within three years of their election or appointment.  Each of the non-executive Directors is in compliance with Pengrowth’s ownership requirements.

36	MANAGEMENT INFORMATION CIRCULAR

COMMON SHARES ISSUABLE FROM TREASURY

In 2010, a plan was approved by Unitholders that allows up to a rolling 4.5% of issued Common Shares to be issued for purposes of delivering long term incentives.  The number of Common Shares available for issue is re-loaded as outstanding entitlements are exercised.

The following table sets forth information about compensation plans under which equity securities are authorized for issuance as at December 31, 2010, aggregated with all compensation plans previously approved by Shareholders and all compensation plans not previously approved by Shareholders.

Number of securities remaining
		Number of securities to be issued	Weighted average exercise	available for future issuance under
		upon exercise of outstanding	price of outstanding options	equity compensation plans (excluding
		options and rights	and rights	securities reflected in column (a))
Plan Category		(a)	(b)	(c)
Equity compensation plans	Rights(1)	3,583,766	$12.70	8,138,727
approved by security holders	DEUs	2,948,589(2)	N/A
Equity compensation plans not approved by security holders		N/A	N/A	N/A
Total		6,532,355(3)	N/A	8,138,727

Notes:

(1)          Represents rights outstanding under one of Pengrowth’s former long term incentive plans. See “Statement of Executive Compensation – Long Term Incentive Plan – Legacy/Inactive LTIP”.

(2)         Securities acquired through the reinvestment of notional dividends are included.

(3)          Represents 2% of Common Shares outstanding at December 31, 2010.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Pengrowth maintains insurance for the benefit of its Directors and officers and the directors and officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. A maximum amount of US$100 Million of insurance coverage is available for each claim for which Pengrowth grants indemnification. Each claim is subject to a deductible of either US$250,000 or US$1,000,000 depending on the type of claim. The Corporation bears the entire cost of the premiums payable pursuant to this coverage.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT

MANDATE OF THE BOARD OF DIRECTORS

The Board meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2010, an aggregate of 14 regularly constituted meetings of the Board and the board of Pengrowth Corporation were held.

BOARD INDEPENDENCE

The Listed Company Manual of the New York Stock Exchange (the “NYSE”) states that a majority of Directors must be independent. For the purposes of the NYSE rules and regulations, an independent director is defined as one who has been determined by the Board to have no material relationship with Pengrowth. In addition, a Director is not independent if: (i) the Director is, or has been within the past three years, an employee of the Corporation or an immediate family member is, or has been within the past three years, an executive officer of the Corporation; (ii) the Director or an immediate family member has received during any twelve month period within the last three years, more than U.S.$120,000 in direct compensation from Pengrowth (other than director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service); (iii) the Director is a current partner or employee of a firm that is the Corporation’s internal or external auditor, the Director has an immediate family member who is a current partner of such a firm, the Director has an immediate family member who is a current employee of such a firm and personally works on the Corporation’s audit, or the Director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Corporation’s audit within that time; (iv) the Director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the Corporation’s present officers at the same time serves or served on that company’s compensation committee; and (v) the Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Pengrowth for a property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1,000,000, or 2% of such other company’s consolidated gross revenues.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	37

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“NI 58-101”) recommends that the board of directors of every issuer be constituted with a majority of individuals who qualify as “independent”. An independent director is a director that has no material relationship, direct or indirect, with the issuer, which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Seven of the eight Directors recommended for election to the Board qualify as independent directors under the NYSE requirements and NI 58-101. Mr. Derek W. Evans, the President and Chief Executive Officer of the Corporation, is not independent and is a related Director.

BOARD APPROVALS AND STRUCTURE

The Board assumes overall responsibility for the strategic direction of the Corporation, including the annual consideration of a strategic plan and budget. Criteria are approved by the Board for the acquisition and disposition of oil and natural gas properties and other investments.

The Board represents a cross-section of experience in matters of oil and gas, finance and directors’ responsibilities and oversees all matters which may have a material impact upon the business of the Corporation, or Shareholders. Reliance is placed upon independent engineering, legal and accounting consultants where appropriate.

BOARD COMMITTEES

The Audit and Risk Committee is currently comprised of four “independent” Directors, as that term is defined in National Instrument 52-110 Audit Committees. The Board has also constituted a Corporate Governance and Nominating Committee comprised of four “independent” directors, a Compensation Committee comprised of four “independent” directors and a Reserves, Operations and Environmental, Health and Safety Committee comprised of four “independent” directors, all as that term is defined in NI 58-101.

The Reserves, Operations and Environmental Health and Safety Committee has been established to assist the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 – Disclosures About Oil and Gas Producing Activities; (ii) the operations of the Corporation, including any matters relating to the Corporation’s operating activities and its operating expenses and capital expenditures budget; and (iii) the environment, health and safety issues affecting the Corporation, including the evaluation of the Corporation’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

SUCCESSION PLANNING

As part of its mandate and annual workplan, the Corporate Governance and Nominating Committee reviews the succession plan for each senior officer, including the President and Chief Executive Officer. To meet this obligation, the President and Chief Executive Officer meets with the Corporate Governance and Nominating Committee and reviews each position, the status of the incumbent and the succession plan, if any, for each role.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.

On November 4, 2003, the NYSE adopted a number of changes to the standards for issuers listed on the NYSE, such as the Corporation. The changes to the NYSE listing standards are not mandatory for the Corporation, but any differences in the Corporation’s corporate governance practices and the NYSE rules must be disclosed by the Corporation in its annual Form 40-F filing with the SEC in the United States. Certain provisions of SOX and certain rules adopted and proposed by the SEC pursuant to the requirements of SOX, which are applicable to the Corporation, also influence the Corporation’s approach to corporate governance.

Under NI 58-101, Pengrowth is required to disclose certain information relating to its corporate governance practices. This information is set out in Appendix 1 to this Circular.

Members of the Corporate Governance and Nominating Committee:

Wayne K. Foo	Michael S. Parrett (Chair)	A. Terence Poole	John B. Zaozirny

AUDIT AND RISK COMMITTEE REPORT

The terms of reference of the Audit and Risk Committee are available from our website at www.pengrowth.com and are appended as Appendix C to our annual information form dated March 8, 2011 which has been filed on SEDAR (www.sedar.com). The terms of reference for the Audit and Risk Committee specify that the purpose of the Audit and Risk Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit and Risk Committee’s primary duties and responsibilities are to:

•

monitor the performance of the Corporation’s internal audit function and the integrity of the Corporation’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

38	MANAGEMENT INFORMATION CIRCULAR

•

assist Board oversight of: (i) the integrity of the Financial Statements; (ii) the Corporation’s compliance with legal and regulatory requirements; and (iii) the performance of the Corporation’s internal audit function and independent auditors;

•	monitor the independence and performance of the Corporation’s external auditors; and

•	provide an avenue of communication among the external auditors, the internal auditors, management and the Board.

The Audit and Risk Committee met four times during fiscal 2010. The Audit and Risk Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Audit and Risk Committee’s meetings include, whenever appropriate, executive sessions in which the Audit and Risk Committee meets separately with the Corporation’s independent registered public accountants and the Corporation’s Chief Financial Officer.

As part of its oversight of the Corporation’s financial statements, the Audit and Risk Committee reviews and discusses with both management and the Corporation’s independent registered public accountants all annual and quarterly financial statements prior to their issuance. During fiscal 2010, management advised the Audit and Risk Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit and Risk Committee, including the manner of the implementation of International Financial Accounting Standards in 2011. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of the Corporation’s accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit and Risk Committee also discussed with KPMG matters relating to its independence, including a review of audit and non-audit fees and the written disclosures letter from KPMG to the Audit and Risk Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

In addition, the Audit and Risk Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of the Corporation’s internal and disclosure control structure. As part of this process, the Audit and Risk Committee continued to monitor the scope and adequacy of the Corporation’s internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.

Taking all of these reviews and discussions into account, the undersigned Audit and Risk Committee members recommended to the Board that the Board approve the December 31, 2010 Financial Statements and the Management’s Discussion and Analysis (“MD&A”) relating thereto and that the Financial Statements and MD&A be included in the Corporation’s Annual Report for 2010 filed on SEDAR in Canada and on Form 6-K on EDGAR and that the Financial Statements and MD&A be included in the Corporation’s Annual Report on Form 40-F for filing on EDGAR with the SEC.

Members of the Audit and Risk Committee:

Thomas A. Cumming	James D. McFarland	Michael S. Parrett	A. Terence Poole (Chair)

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during the financial year ended December 31, 2010 was, a Director or executive officer of the Corporation, no proposed nominee for election as a Director of the Corporation, nor any associates or affiliates of any of the foregoing, have been indebted to the Corporation since January 1, 2010 and no indebtedness of any of the foregoing to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation since January 1, 2010.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Directors or executive officers of the Corporation, no proposed nominee for election as a Director of the Corporation, nor any person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction since January 1, 2010 or in any proposed transaction which has materially affected or would materially affect the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet via the SEDAR website at www.sedar.com. Financial information of the Corporation is provided in the Financial Statements and MD&A for the financial year ended December 31, 2010. Copies of the Financial Statements and related MD&A may be obtained upon request from the Corporation’s Investor Relations group at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0B4 (ph: (403) 233-0224 or (888) 744-1111).

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	39

APPENDIX 1
-
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following disclosure is required by NI 58-101. Each of the requirements of NI 58-101 is set out below and the Corporation’s response follows immediately thereafter.

1.                      BOARD OF DIRECTORS

(a)               Disclose the identity of directors who are independent.

The Board has determined that the following members are “independent” within the meaning of NI 58-101:

•	Thomas A. Cumming	•	Wayne K. Foo
•	James D. McFarland	•	Michael S. Parrett
•	A. Terence Poole	•	D. Michael G. Stewart
•	John B. Zaozirny

(b)               Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that Mr. Derek W. Evans, the President and Chief Executive Officer of the Corporation is not independent.

(c)               Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board has determined that seven of eight members of the Board are “independent” within the meaning of NI 58-101.

(d)               If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The members of the Board that currently serve on the board of any other issuer that is a reporting issuer (or equivalent) are set out below:

Director	Directorships

Derek W. Evans	Franco-Nevada Corporation

Wayne K. Foo	Parex Resources Inc.

James D. McFarland	MEG Energy Corp. Valeura Energy Inc.

Michael S. Parrett	Stillwater Mining Company

A. Terence Poole	Methanex Corporation

D. Michael G. Stewart	C&C Energia Ltd. Canadian Energy Services & Technology Corp. TransCanada Corporation TransCanada PipeLines Limited

John B. Zaozirny

Bankers Petroleum Ltd.
Canadian Oil Sands Limited

Coastal Energy Company

Computer Modelling Group Ltd.

Estrella International Energy Services Ltd.

Pacific Rubiales Energy Corp.

Petroamerica Oil Corp.

Provident Energy Ltd.

TerraVest Income Fund

40	APPENDIX 1

(e)               Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

A meeting of the independent members of the Board is held in conjunction with every regular meeting of the Board. A meeting of the independent members of each board committee is held in conjunction with every regular meeting of each such committee.

During the financial year ended December 31, 2010, there were 14 meetings of the independent members of the Board of the Corporation and Pengrowth Corporation.

The independent members of the Board are authorized to retain independent financial, legal and other experts as required whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

(f)                  Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board, Mr. John B. Zaozirny, is an independent director.

(g)               Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following table discloses the attendance of the members of the Board at meetings of the Boards of the Corporation and Pengrowth Corporation and its committees in 2010:

Director	Board of Directors (14 Meetings)(1)	Audit and Risk Committee (4 Meetings)	Corporate Governance and Nominating Committee (4 Meetings)	Compensation Committee (6 Meetings)	Reserves, Operations and Environmental, Health and Safety Committee (4 Meetings)

Thomas A. Cumming	14/14	4/4	N/A	6/6	4/4
Derek W. Evans(2)	14/14	4/4	4/4	6/6	4/4
Wayne K. Foo	14/14	N/A	4/4	N/A	4/4
James S. Kinnear(3)	13/13	N/A	N/A	N/A	N/A
James D. McFarland	13/14	4/4	N/A	N/A	4/4
Michael S. Parrett	14/14	4/4	4/4	6/6	N/A
A. Terence Poole	13/14	4/4	4/4	N/A	N/A
D. Michael G. Stewart	14/14	N/A	N/A	6/6	4/4
Nicholas C.H. Villiers(3)	12/13	N/A	N/A	N/A	N/A
John B. Zaozirny	14/14	N/A	4/4	6/6	N/A

Notes:

(1)       Represents 13 meetings of the board of directors of Pengrowth Corporation and one meeting of the Board of Pengrowth Energy Corporation.

(2)      Mr. Evans is not a member of any committee but was requested, by the respective Chair of each committee, to attend the meetings of each such committee. At each such meeting, the members of each committee, all of whom are independent, met without Mr. Evans.

(3)       Messrs. Kinnear and Villiers were directors of Pengrowth Corporation and retired as such upon closing of the Conversion Arrangement. Neither were ever, nor are, directors of Pengrowth Energy Corporation.

2.                     MANDATE OF THE BOARD OF DIRECTORS

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The responsibilities and obligations of the Board are set forth in a written mandate of the Board, a copy of which is attached as Schedule “A” to this Appendix. The Board annually reviews its mandate and considers changes as appropriate.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	41

In addition, the Board has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of the Corporation’s operations, the delegation of authority and the execution of documents on behalf of the Corporation. The Board reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board’s expectations of management are communicated directly to management and through committees of the Board.

3.                     POSITION DESCRIPTIONS

(a)               Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed and approved written position descriptions for the Chairman of the Board and the chair of each of the Audit and Risk Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Reserves, Operations and Environmental, Health and Safety Committee. The primary role of the chair of each committee is overseeing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities.

The chair of the Audit and Risk Committee also maintains on-going communications with the Corporation’s external auditors in order to lead the Audit and Risk Committee in performing its oversight and other audit-related functions. For further information regarding the Corporation’s Audit and Risk Committee, including the relevant education and experience of the Audit and Risk Committee members, see page 56 of the Corporation’s Annual Information Form for the financial year ended December 31, 2010.

(b)               Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed and approved a written position description for the Chief Executive Officer of the Corporation.

4.                     ORIENTATION AND CONTINUING EDUCATION

(a)               Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance and Nominating Committee is responsible for procedures relating to the orientation and education of new members of the Board and for the continued development of existing Directors. Materials have been prepared for review by new members of the Board in respect of the Corporation’s structure, policies, business and results. New members of the Board are also provided with the opportunity to have meetings and discussions with senior management and other members of the Board and to visit the Corporation’s facilities and operations. The details of the orientation of each new member are tailored to that member’s individual needs, requests and areas of interest.

(b)               Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Pengrowth undertakes ongoing education efforts that include meetings among management and the Board and, where appropriate, outside experts, to discuss regulatory changes, developments in the industry and market conditions. Pengrowth also facilitates the education of Directors through financing annual membership in the Institute of Corporate Directors. Directors are provided with background materials and the information necessary to fulfill their role as a Director, including the Corporation’s key corporate policies. Written materials and briefings are extensively used to ensure that Directors’ knowledge and understanding of the Corporation’s affairs remains current. In 2010, Pengrowth hosted two information seminars for its Directors on IFRS, brought in a well known gas price forecaster to meet with the Board and provided numerous written and verbal updates to the Board on regulatory developments. In early 2011, the Board adopted a policy to conduct at least one field site visit each year. In addition, the Corporation encourages and supports Directors’ continuing Director education.

42	APPENDIX 1

5.                     ETHICAL BUSINESS CONDUCT

(a)               Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board of the Corporation has adopted a Code of Business Conduct and Ethics (the “Code”). The Code applies to all Directors, officers and employees of, and consultants to, the Corporation. A copy of the Code may also be obtained, upon request, from the Corporation at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4 and is available on SEDAR at www.sedar.com.

The Board expects Directors, officers, employees and consultants to act ethically at all times and to acknowledge in writing their adherence to the Code as a condition of their engagement or continued employment. Any waivers from the Code that are granted for the benefit of a Director, officer, employee or consultant must be presented by the Chief Executive Officer of the Corporation to the Corporate Governance and Nominating Committee for its approval. The Corporate Governance and Nominating Committee has not granted any waivers of the Code since the beginning of the financial year ended December 31, 2010.

(b)              Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each member of the Board must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such Director has a conflict of interest. In addition, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.

(c)               Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board requires that all new directors, officers and employees acknowledge the Code in writing upon their engagement with Pengrowth and on an annual basis thereafter.

6.                    NOMINATION OF DIRECTORS

(a)               Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance and Nominating Committee serves as the nominating committee of the Board and is responsible for the nomination of Directors. The Corporate Governance and Nominating Committee considers the skills and qualifications of existing Directors and the long term needs of the Corporation in respect of the Board and each of the committees of the Board. The Corporate Governance and Nominating Committee, with the assistance of experienced independent advisors, identifies potential candidates and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance and Nominating Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background, and considers potential conflicts arising in connection with potential candidates for the Board. Upon such review, and after conducting appropriate due diligence, the Corporate Governance and Nominating Committee makes recommendations on candidates to the Board.

(b)               Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee of the Board serves as the nominating committee of the Board and is composed of four “independent” Directors within the meaning of NI 58-101.

(c)               If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nominating Committee has been established to assist the Board in reviewing and making recommendations to the Board in respect of, among other things, the nomination of candidates for election to the Board.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	43

The Corporate Governance and Nominating Committee reports to the Board and is governed by terms of reference which have been adopted by the Board and which are available on Pengrowth’s website at www.pengrowth.com.  The Corporate Governance and Nominating Committee is currently comprised of Michael S. Parrett (Chairman), Wayne K. Foo, A. Terence Poole and John B. Zaozirny. Each member of the committee is an independent member of the Board. None of the members of the Corporate Governance and Nominating Committee are, or have been, officers or employees of Pengrowth.

In addition to its governance related mandate, the Corporate Governance and Nominating Committee is required to address the following Director nomination matters:

○               Assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:

•	Recommending to the Board criteria for the composition of the Board and the selection of directors;

•	Assessing the competencies and skills each existing Director should possess;

•	Considering the appropriate size of the Board, with a view to facilitating effective decision making;

•

Identifying, either directly or with the assistance of a search firm, candidates for membership on the Board and review their competencies and skills, including their ability to satisfy the criteria approved by the Board and their ability to devote sufficient time and resources to his or her duties as a Director; and

•

Establishing, implementing and executing procedures to evaluate the independence, performance and effectiveness of the Board, Board committees, all individual Directors, the Board Chair and committee chairs (other than this Committee’s Chair) and review with the Board on an annual basis the results of the assessment.

○               Review succession planning issues with respect to the members of the Board and make a recommendation to the Board with respect to the appointment of the Chairman.

○               Assess and report to the Board with respect to the new Director’s orientation program of Pengrowth.

7.                      COMPENSATION

(a)               Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has established the Corporate Governance and Nominating Committee and delegated to it the responsibility to work with the Compensation Committee of the Board in annually reviewing and recommending for Board approval the compensation paid by the Corporation to the non-executive Directors, including the Chairman. The Board has established the Compensation Committee and delegated to it the responsibility of annually reviewing and recommending for Board approval the compensation paid by the Corporation to senior management including the Chief Executive Officer of the Corporation. The Corporate Governance and Nominating Committee’s review of compensation to non-executive Directors, and the Compensation Committee’s review of compensation paid to senior management including the Chief Executive Officer, include consideration of all forms of compensation paid, both with regards to the expertise and experience of each individual and in relation to industry peers. Each of the Compensation Committee and the Corporate Governance and Nominating Committee retains independent consultants to review and compare compensation arrangements within the industry.

(b)               Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed of four independent members of the Board.

(c)               If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

For further information concerning the responsibilities, powers and operations of the Compensation Committee, see “Statement of Executive Compensation – Mandate of the Compensation Committee” in the Circular.

44	APPENDIX 1

(d)               If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Compensation Committee has retained Hugessen Consulting Inc. (“Hugessen”) to provide information for compensation recommendations. The analysis and advice from Hugessen includes, but is not limited to, executive and director compensation policy (such as the choice of comparator groups and compensation philosophy), design of incentive plans, position evaluation services, surveys of market data and advice on emerging executive compensation disclosure trends and issues. See “Statement of Executive Compensation” in the Circular.

8.                     OTHER BOARD COMMITTEES

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit and Risk Committee, the Corporate Governance and Nominating Committee and the Compensation Committee, the Board has established the Reserves, Operations and Environmental, Health and Safety Committee, which is responsible for assisting the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 – Disclosures About Oil and Gas Producing Activities; (ii) the operations of the Corporation, including matters relating to the Corporation’s operating activities and its operating expenses and capital expenditures budget; and (iii) environment, health and safety issues affecting the Corporation, including the evaluation of the Corporation’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

9.                     ASSESSMENTS

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance and Nominating Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board, the chairman of the Board, each committee of the Board, each committee chair and each Director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Corporate Governance and Nominating Committee deems relevant, the assessments consider, in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual Directors, the applicable position descriptions, as well as the competencies and skills each individual Director is expected to bring to the Board. The Corporation does not have a formal retirement policy for directors.

The Corporate Governance and Nominating Committee has developed annual Board and Committee effectiveness surveys, which include an evaluation of Board and Committee responsibility, Board and Committee operations, Board and Committee effectiveness and individual Director performance:

•        the survey is completed by each Director;

•        results of the survey are collated, sent to each Board member, and are reviewed by the Chairman;

•        the Chairman then meets with each Director on an individual basis to discuss the results and to provide and seek further comments on individual Director performance; peer review of the other Directors is an integral part of this discussion;

•        survey results, feedback from the Directors, and recommendations on improving Board performance made by the Chairman are reviewed by the Corporate Governance and Nominating Committee;

•        thereafter, the Corporate Governance and Nominating Committee makes recommendations to the Board on how to improve Board effectiveness; and

•        the Board implements those recommendations in conjunction with management and monitors changes to Board effectiveness and Director performance on a periodic basis.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	45

SCHEDULE A
TO APPENDIX 1

MANDATE OF THE BOARD OF DIRECTORS

CORPORATE GOVERNANCE POLICY

PENGROWTH ENERGY CORPORATION

In accordance with the recommendation of the Corporate Governance and Nominating Committee (the “Committee”), the Board of Directors (the “Board”) of Pengrowth Energy Corporation (“Pengrowth”) wishes to formalize the guidelines pursuant to which the Board fulfills its obligations to Pengrowth.

The Board acknowledges the Corporate Governance Guidelines set forth in National Policy 58-201 (“NP 58-201”) and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth’s business.  In consultation with the Committee, the Board will continuously review and modify its terms of reference with regard to the applicable business environment, industry standards on matters of corporate governance, additional standards which the Board believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its Shareholders and the application of laws and policies.

The guidelines are intended to be flexible and are intended to provide direction to the Board in conjunction with its legal obligations and mandate from the Shareholders to oversee and direct the affairs of Pengrowth.

BOARD RESPONSIBILITIES

As recommended by the provisions of NP 58-201, the Board explicitly acknowledges responsibility for the stewardship of Pengrowth, including responsibility for the following:

1.

to the extent feasible, satisfying itself as to the integrity of the President and Chief Executive Officer (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity and cooperation throughout the organization;

2.

adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business and monitoring performance against those plans; the Board will seek recommendations from the CEO with respect to the execution of strategic plans adopted by the Board;

3.

identifying the principal risks of Pengrowth’s business and ensuring the implementation of appropriate risk management systems; adopt policies and processes to identify business risks; address what risks are acceptable to Pengrowth and ensure that systems and actions are put in place to manage them;

4.	succession planning, including appointing training and monitoring senior management;

5.	approving Pengrowth’s communication policy and other relevant policies, including insider trading and environmental, health and safety matters;

6.	requiring management to ensure the integrity of the internal control procedures and management information systems;

7.

approving annual capital and operating plans and monitoring performance against those plans (in conjunction with the Reserves, Operations and Environmental, Health and Safety Committee, the Audit Committee will review and recommend these plans to the Board);

8.	developing an approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Pengrowth;

9.

developing measures for receiving feedback from Shareholders and other stakeholders on the business of Pengrowth and other matters, whether through investor relations, the CEO or other channels independent of management;

10.

developing guidelines with respect to expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, either directly or through recommendations from the Committee;

46	SCHEDULE “A” TO APPENDIX 1

11.	developing clear position descriptions for the Board Chair and the chair of each board committee;

12.	together with the CEO, developing a clear position description for the CEO;

13.	developing or approving the corporate goals and objectives that the CEO is responsible for meeting; and

14.	conducting regular assessments to determine whether the Board, its committees and each individual director are contributing and functioning effectively.

COMPOSITION OF THE BOARD

1.                                    Criteria for the Board of Directors

At least two-thirds of the Board shall be “independent”, within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees.  The Board is responsible for making the determination of whether a director is independent.  It will be the responsibility of the Committee to implement a process for assessing the effectiveness of the Board, its committees and each individual Board member and shall review with the Board, on an annual basis, the results of their assessment.

2.                                    Size of the Board

The size of the Board shall enable its members to effectively and responsibly discharge their responsibilities to Pengrowth and to the Shareholders of Pengrowth. The demands upon the Board will likely evolve with the future growth and development of Pengrowth.  The size of the Board should be considered over time and within the context of the development of the business of Pengrowth, the formation of committees, the workload and responsibilities of the Board and the required expertise and experience of members of the Board.

BOARD COMMITTEES

•                The Board shall, at this time, have the following standing committees:

1.                                    Audit Committee;

2.                                    Corporate Governance and Nominating Committee;

3.                                    Compensation Committee; and

4.                                    Reserves, Operations and Environmental, Health and Safety Committee.

•                The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board.

•                The committees of the Board shall be comprised of a sufficient number of “independent” directors so as to comply with applicable laws.

•                Appointment of members to committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the members of the Board.  In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors.  The chairman of each committee will be selected by the Board.  The committee chairs will be responsible for determining the agenda of meetings of their respective committees and determining the frequency and length of meetings, provided that each committee must meet at least semi-annually (with recommended meetings three to four times per year).

•                The Board shall regularly assess the effectiveness of each of the committees.  An assessment should consider, among other things, the mandate of each committee and the contribution of each member thereof.

•                The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.  In appropriate circumstances, the committees of the Board shall be authorized to engage independent advisors as may be necessary in the circumstances.

•                In discharging his or her obligations, an individual director may engage outside advisors, at the expense of Pengrowth, in appropriate circumstances and subject to the approval of the Committee.

SELECTION OF NEW DIRECTORS & CHAIRMAN OF THE BOARD

•                The Board will ultimately be responsible for nominating or, within the year appointing, new directors and for the selection of its Chairman.  However, initial responsibility for identifying and nominating Board members shall reside with the Committee.

•                The process of identifying and recommending new directors shall be the responsibility of the Committee, following consultation with members of the Board at large.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	47

•                Invitations to join the Board should be extended by the Board Chairman.

•                New members of the Board shall be provided with an orientation and education program as to the nature of the business of Pengrowth, current issues, strategies and responsibilities of directors.

BOARD EXPECTATIONS OF SENIOR MANAGEMENT AND ACCESS TO SENIOR MANAGEMENT

•                The CEO is responsible for the day to day operation of Pengrowth.

•                The CEO is encouraged, upon invitation of the Board, to bring appropriate management members to Board meetings in order to expose directors to key members of the management team, to provide reports in their specific areas of expertise and provide additional insight into matters being considered by the Board.  However, the Board will ordinarily conduct business with only members of the Board present, with the addition of the Corporate Secretary to ensure that the Board is acting independently of management.  Independent Directors should also meet at every meeting, without representatives of management present, under the chairmanship of the Board Chair to fully discuss any procedural or substantive issues which they wish.  Results of these meetings should be communicated to the CEO as appropriate.  The Board will typically schedule a portion of each meeting as a meeting solely of the independent directors under the direction and chairmanship of the Board Chair.

MEETING PROCEDURES

•                The Board should be supported in its work by a Corporate Secretary who has a position description approved by the Board.  The Corporate Secretary reports to the President and Chief Executive Officer and the Board Chair.

•                The members of the Board, the Corporate Secretary and a secretary to the meeting should be invited to any regularly constituted meeting of the Board.  Officers or other persons shall attend by invitation only and for those elements of the meetings where their input is sought by the Directors.

Adopted by the Board of Pengrowth on December 16, 2010.

48	SCHEDULE “A” TO APPENDIX 1

PENGROWTH ENERGY CORPORATION
2100, 222 Third Avenue S.W., Calgary, AB T2P 0B4 Canada

Phone: 403.233.0224  |  Toll free: 800.223.4122  |  Fax: 403.265.6251
www.pengrowth.com

Investor Relations

Phone: 403.233.0224  |  Toll free: 888.744.1111

E-mail: investorrelations@pengrowth.com

Stock Exchange Listings

Toronto Stock Exchange: PGF  |  New York Stock Exchange: PGH